UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 7, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31, 2011 and 2010

Management’s Responsibility for Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.

Management is responsible for the design, establishment and maintenance of appropriate internal control and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with International Financial Reporting Standards. Pursuant to these internal control and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with International Financial Reporting Standards.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the consolidated financial statements and other financial information to the Audit Committee, all of whom are independent directors.

The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditors to review their audit plan and discuss the results of their examinations. The Audit Committee is also responsible for recommending the appointment of the external auditors or the renewal of their engagement.

The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP was appointed by the shareholders at the Annual Meeting of Shareholders on June 3, 2011, to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Their reports indicating the scope of their audits and their opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Gregory A.C. Yull

Gregory A.C. Yull
President and Chief Executive Officer

/s/ Bernard J. Pitz

Bernard J. Pitz
Chief Financial Officer

Bradenton, Florida and Montreal, Canada
March 6, 2012

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011 based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2011 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in their report which follows.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Bernard J. Pitz

Bernard J. Pitz

Chief Financial Officer

Bradenton, Florida and Montreal, Canada

March 6, 2012

Raymond Chabot

Grant Thornton

Independent Auditor’s Report of

Registered Public Accounting Firm

To the Shareholders of

Intertape Polymer Group Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. which comprise the consolidated statements of financial position as at December 31, 2011, and 2010 and January 1, 2010 and the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intertape Polymer Group Inc. as at December 31, 2011 and 2010, and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2012, expressed an unqualified opinion on Intertape Polymer Group Inc.’s internal control over financial reporting.

/s/ Raymond Chabot Grant Thornton LLP

Montreal, Canada

March 6, 2012

[1]	Chartered accountant auditor permit no. 20154

Raymond Chabot

Grant Thornton

Independent Auditor’s Report of

Registered Public Accounting Firm

on Internal Control over Financial

Reporting

To the Shareholders of

Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011 based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2011 and 2010 and January 1, 2010 and for the years ended December 31, 2011 and 2010 and our report dated March 6, 2012 expressed an unqualified opinion thereon.

/s/ Raymond Chabot Grant Thornton LLP

Montreal, Canada

March 6, 2012

[1]	Chartered accountant auditor permit no. 20154

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Years ended December 31, 2011 and 2010

(In thousands of US dollars, except per share amounts)

	2011	2010
	$	$
Revenue	786,737	720,516
Cost of sales	672,262	636,194

Gross profit	114,475	84,322

Selling, general and administrative expenses	76,969	73,302
Research expenses	6,200	6,252

	83,169	79,554

Operating profit before manufacturing facility closures, restructuring and other charges	31,306	4,768
Manufacturing facility closures, restructuring and other charges (Note 4)	2,891	3,534

Operating profit	28,415	1,234

Finance Costs
Interest	15,361	15,670
Other expense	2,180	880

	17,541	16,550

Earnings (loss) before income taxes (recovery)	10,874	(15,316)
Income taxes (recovery) (Note 5)
Current	688	(10)
Deferred	1,232	33,243

	1,920	33,233

Net earnings (loss)	8,954	(48,549)

Earnings (loss) per share (Note 6)
Basic	0.15	(0.82)

Diluted	0.15	(0.82)

The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Years ended December 31, 2011 and 2010

(In thousands of US dollars)

	2011	2010
	$	$
Net earnings (loss)	8,954	(48,549)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)	(30)	(599)
Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2010)	927	1,249
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)	867	1,828
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil, nil in 2010)	(1,015)	(869)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil, nil in 2010)	(998)	(616)
Change in cumulative translation difference	(1,729)	2,935
Actuarial gains or losses and change in asset ceiling and minimum funding requirements on defined benefit plans (net of tax benefit of $1,427, $768 in 2010) (Note 17)	(14,701)	(2,091)

Other comprehensive income (loss)	(16,679)	1,837

Comprehensive income (loss) for the period	(7,725)	(46,712)

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2010

(In thousands of US dollars, except for number of common shares)

	Capital Stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total Shareholders’ Equity
		$	$	$	$	$	$	$
Balance as at January 1, 2010	58,951,050	348,143	15,024	—	(757)	(757)	(172,387)	190,023

Transactions with owners
Exercise of stock options	10,000	5						5
Stock-based compensation expense (Note 15)			769					769

	10,000	5	769					774

Net earnings							(48,549)	(48,549)

Other comprehensive income
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(599)	(599)		(599)
Settlements of interest rate swap agreements — transferred to earnings					1,249	1,249		1,249
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					1,828	1,828		1,828
Settlements of forward foreign exchange rate contracts — transferred to earnings					(869)	(869)		(869)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships					(616)	(616)		(616)
Actuarial gains or losses and change in minimum funding requirements on defined benefit plans (net of tax benefit of $768)							(2,091)	(2,091)
Changes to cumulative translation differences				2,935		2,935		2,935

				2,935	993	3,928		1,837

Balance as at December 31, 2010	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2011

(In thousands of US dollars, except for number of common shares)

	Capital Stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total Shareholders’ Equity
		$	$	$	$	$	$	$
Balance as at January 1, 2011	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085

Transactions with owners
Stock-based compensation expense (Note 15)			818					818

Net earnings							8,954	8,954

Other comprehensive income
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(30)	(30)		(30)
Settlements of interest rate swap agreements — transferred to earnings					927	927		927
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					867	867		867
Settlements of forward foreign exchange rate contracts — transferred to earnings					(1,015)	(1,015)		(1,015)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships					(998)	(998)		(998)
Actuarial gains or losses and change in minimum funding requirements on defined benefit plans (net of tax benefit of $1,427)							(14,701)	(14,701)
Changes to cumulative translation differences				(1,729)		(1,729)		(1,729)

				(1,729)	(249)	(1,978)		(16,679)

Balance as at December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2011 and 2010

(In thousands of US dollars)

	2011	2010
	$	$
OPERATING ACTIVITIES
Net earnings (loss)	8,954	(48,549)
Adjustments to net earnings
Depreciation and amortization	30,882	33,482
Income tax expense	1,920	33,233
Interest expense	15,361	15,670
Charges in connection with manufacturing facility closures, restructuring and other charges	191	1,540
Write-down of inventories, net	30	1,641
Stock-based compensation expense	818	769
Pension and post-retirement benefits expense	953	1,515
(Gain) loss on foreign exchange	(276)	(180)
Impairment of long-term assets	—	4,037
Other adjustments for non cash items	298	198
Income taxes paid	(639)	(394)
Contributions to defined benefit plans	(4,318)	(4,020)

Cash flows from operating activities before changes in working capital items	54,174	38,942

Changes in working capital items
Trade receivables	3,356	(12,201)
Inventories	1,140	(15,210)
Parts and supplies	(747)	(1,016)
Other current assets	(2,750)	(1,892)
Accounts payable and accrued liabilities	(5,664)	16,899
Provisions	(757)	985

	(5,422)	(12,435)

Cash flows from operating activities	48,752	26,507

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	1,520	647
Purchase of property, plant and equipment	(14,006)	(8,627)
Proceeds from disposals of property, plant and equipment and other assets	2,962	1,430
Restricted cash and other assets	5,520	(8,057)
Purchase of intangible assets	(1,318)	(849)

Cash flows from investing activities	(5,322)	(15,456)

FINANCING ACTIVITIES
Proceeds from long-term debt	105,415	42,242
Repayment of long-term debt	(132,404)	(38,239)
Interest paid	(15,953)	(14,481)
Exercise of stock options	—	5

Cash flows from financing activities	(42,942)	(10,473)

Net increase in cash	488	578
Effect of exchange differences on cash	(111)	(281)
Cash and cash equivalents, beginning of period	3,968	3,671

Cash and cash equivalents, end of period	4,345	3,968

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	4,345	3,968	3,671
Restricted cash	—	5,183	—
Trade receivables	82,622	86,516	74,161
Other receivables (Note 7)	4,870	4,270	3,052
Inventories (Note 8)	90,709	92,629	79,001
Parts and supplies	14,596	13,933	13,967
Prepaid expenses	6,581	4,586	3,693
Derivative financial instruments (Note 21)	—	1,270	1,438

	203,723	212,355	178,983
Property, plant and equipment (Note 9)	203,648	224,335	251,378
Assets held-for-sale	—	671	149
Other assets (Note 10)	2,726	2,983	3,443
Intangible assets (Note 11)	3,137	2,344	2,216
Deferred tax assets (Note 5)	33,489	33,926	64,806

Total Assets	446,723	476,614	500,975

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	73,998	82,252	66,034
Provisions (Note 14)	1,913	2,893	2,194
Derivative financial instruments (Note 21)	13	—	—
Installments on long-term debt (Note 13)	3,147	2,837	1,721

	79,071	87,982	69,949
Long-term debt (Note 13)	191,142	216,856	213,450
Pension and post-retirement benefits (Note 17)	37,320	24,680	24,675
Derivative financial instruments (Note 21)	—	898	1,548
Other liabilities	—	230	—
Provisions (Note 14)	2,012	1,883	1,330

	309,545	332,529	310,952

SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	348,148	348,148	348,143
Contributed surplus	16,611	15,793	15,024
Deficit	(228,774)	(223,027)	(172,387)
Accumulated other comprehensive income (loss) (Note 16)	1,193	3,171	(757)

	137,178	144,085	190,023

Total Liabilities and Shareholders’ Equity	446,723	476,614	500,975

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

1 — GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Sarasota-Bradenton, Florida. The address of the Company’s registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial use and retail applications.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

Certain prior period amounts have been reclassified to conform to current period presentation.

2 — ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, as well as its consolidated earnings (loss), comprehensive income (loss), cash flows, and changes in shareholders’ equity for the years ended December 31, 2011 and 2010. Until December 31, 2010, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) that applied prior to the conversion to International Financial Reporting Standards (“IFRS”) and are expressed in US dollars. In preparing these consolidated financial statements, management applied IFRS 1, First-time Adoption of International Financial Reporting Standards and amended certain recognition and measurement methods to comply with IFRS. The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The comparative figures for 2010 were restated to reflect these adjustments. Certain reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on shareholders’ equity, earnings, comprehensive income and cash flows have been provided in Note 22.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 6, 2012.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the balance sheets for which the measurement basis is detailed in their respective accounting policies:

•	Derivative financial instruments; and

•	The defined benefit liability of the Company’s pension plans and other post-retirement benefit plans.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Impairments

At the end of each reporting period the Company performs a test of Impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the cash generating units and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or cash generating unit being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. Refer to Note 12 for more information regarding impairment testing.

Pension and post-retirement benefits

The cost of defined benefit pension plans and other post-employment benefits and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, expected mortality, the expected future compensation and the expected healthcare cost trend. Actual results will differ from results which are estimated based on assumptions. Refer to Note 17 for more information regarding the assumptions related to the pension and post-retirement benefits.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 for more information regarding the income tax provisions.

Fair value measurement of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 21 for more information regarding the fair value measurement of financial instruments.

Leases

Management considers its leases of building and equipment to be operating leases. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgement in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership, or an operating lease.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to computers and manufacturing equipment.

Net realizable value of inventories

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

Each reporting period, the Company makes an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 21 for more information regarding the allowance for doubtful accounts and the related credit risks.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

Provisions for restoration

Provisions for restoration represent the estimated value of the present obligation to restore one or more leased facilities at the end of the related lease. The estimated value reflects a combination of management’s assessment of the cost of performing the work required, the timing of the cash flows and the discount rate, as applicable when the effect of the time value of money is material. A change in any or a combination of the three key assumptions used to determine the provisions could have an impact on earnings and on the carrying value of the provision.

Provisions for restructuring

Termination benefits are recognized as a liability and an expense when, and only when, the Company is demonstrably committed to terminate the employment of an employee or group of employees before normal retirement date. The measurement of termination benefits is based on the expected costs and the number of employees expected to be terminated.

Provisions for litigation

The Company is currently defending certain litigation where the actual outcome may vary from the amount recognized in the financial statements. Refer to Note 14 for more information relating to the provisions for restoration, restructuring and litigation.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. Subsidiaries are entities over which the Parent Company has the power to control the financial and operating policies. At the reporting date, the subsidiaries are all 100% owned by the Parent Company.

All subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company.

All intercompany balances and transactions have been eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities. When unrealized losses on intra-company asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Company perspective.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

Details of the Parent Company’s operating subsidiaries, at the balance sheet date are as follows:

Name of Subsidiaries	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held
Intertape Polymer Corp.	Manufacturing	United States	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%
ECP GP II Inc.	Manufacturing	Canada	100%
ECP L.P.	Manufacturing	Canada	100%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%

Financial Assets and Liabilities

Financial assets and financial liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

On initial recognition, financial instruments are measured at fair value, plus transaction costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

In subsequent periods, the measurement of financial instruments depends on their classification. The classification of the Company’s financial instruments is presented in the following table:

Category	Financial instruments
Loans and receivables	Cash

Restricted cash

Trade receivables

Other receivables (1)

Loan to an officer

Other financial liabilities	Accounts payable

Long-term debt

Derivatives used for hedging	Derivative financial instruments

(1)	Excluding income, sales and other taxes

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Discounting is omitted where the effect of discounting is immaterial. Subsequent to acquisition, trade receivables are measured at amortized cost using the effective interest rate method, which usually corresponds to the amount initially recorded as due from customers based on agreed upon payment terms less any allowance for doubtful accounts. Other receivables are subsequently measured at amortized cost using the effective interest method, including any impairment thereof. The expense relating to the allowance for doubtful accounts is recognized in Selling, general and administrative expenses.

Other financial liabilities including Accounts payable and Long-term debt are measured at amortized cost using the effective interest method. All interest related charges are reported in earnings within Finance costs.

Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Assets in this category are measured at fair value on the consolidated balance sheet, and the related gains and losses are recognized in earnings.

All financial assets except those at fair value through profit or loss are subject to review for impairment at least at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that a financial asset or a group of financial assets are impaired could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becomes probable that the borrower will enter bankruptcy or financial reorganization.

Evidence of impairment of Trade and Other receivables is considered at both specific asset and collective levels. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment by grouping together receivables with similar risk categories.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of the loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than those suggested by historical trends.

Derivative Financial Instruments and Hedging

The Company may use derivative financial instruments to mitigate or eliminate the interest rate risk on its long-term debt and the foreign exchange risk on certain inventory purchases.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

The interest rate swap agreements were used as part of the Company’s program to manage the floating interest rate on the senior subordinated notes and the related cost of borrowing. The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based.

These payments were recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

The forward foreign exchange rate contracts are used to manage the exchange risk associated with certain highly probable forecast monthly inventory purchases of the Company’s United States (“US”) operations that are settled in Canadian dollars.

When the requirements for hedge accounting are met at inception, the Company’s policy is to designate each derivative financial instrument as a hedging instrument in a cash flow hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship. At inception of the hedge relationship and at each subsequent reporting date, the Company uses the critical terms method to determine prospectively whether or not the hedging instruments are expected to be “highly effective” in offsetting the changes in the cash flows of the respective hedged items during the period for which the hedge are designated. At each subsequent financial reporting date, the Company uses the dollar offset method to determine retrospectively whether or not the hedging relationship has continued to be effective, and what part may be ineffective. A relationship is generally considered to be highly effective if the offsetting changes are within a range of 80 to 125 percent, and the transactions continue to be highly probable.

The effective portion of changes in the fair value of a derivative financial instrument designated as a hedging item is recognized in other comprehensive income (loss) and gains and losses related to the ineffective portion, if any, are immediately recognized in earnings. Amounts previously included as part of other comprehensive income (loss) are transferred to earnings in the period during which the changes in cash flow of the hedged item impact net income.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, is sold or liquidated or the Company terminates the designation of the hedging relationship. If the hedged item ceases to exist, unrealized gains or losses recognized in other comprehensive income (loss) are reclassified to earnings.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and if the combined instrument is not measured at fair value through profit or loss. As at December 31, 2011 and 2010, the Company did not have any embedded derivatives that needed to be separated from a host contract.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

Comprehensive income

Total comprehensive income is the change in equity during the period resulting from transactions and other events. Other comprehensive income comprises items of income and expenses (including reclassification adjustments) that are not recognized in net earnings as required or permitted by IFRS. These items include gains and losses arising from the translation of consolidated subsidiaries having a functional currency different from the reporting currency and changes in the fair value of financial instruments designated as cash flow hedges.

Foreign Currency Translation

Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, the Canadian dollar and the Euro.

Transactions and balances

Transactions denominated in currencies other than the functional currency of a consolidated entity are translated into the functional currency of that entity using the exchange rates prevailing at the date of each transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the current rate at each period-end. Foreign exchange gains or losses arising on the settlement of monetary items or on the translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in earnings in the period in which they arise, except when deferred in Other comprehensive income as a qualifying cash-flow hedge.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Group companies

Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the reporting period. The resulting translation adjustments are included in the Cumulative translation adjustment account within Accumulated other comprehensive income in Shareholders’ equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken in to other comprehensive income. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of consolidated earnings (loss) as part of the gain or loss on sale.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

Foreign exchange gains or losses recognized in earnings are presented in Cost of sales and Finance costs.

Revenue Recognition

Revenues are generated almost exclusively from the sale of goods.

Revenue is recognized when the significant risks and rewards of ownership, legal title and effective control and management over the goods have transferred to the customer, collection of the relevant receivable is probable, the sales price is fixed and the revenues and the associated incurred costs can be measured reliably. Revenue is recognized in accordance with the terms of sale, generally when goods are shipped to external customers.

Revenue is measured by reference to the fair value of the consideration received or receivable, net of estimated returns, rebates and discounts.

Research

Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.

Share-Based Payments

The Company has a stock-based employee compensation plan that grants stock options to employees and directors. This plan is classified as an equity-settled plan. The fair value of the service is measured indirectly by reference to the fair value of the equity instruments granted as at the date of the grant. The expense is recognized over the vesting period of the options granted, and is recognized as an expense in earnings with a corresponding credit to contributed surplus. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events.

At the end of each reporting period, the Company re-assesses its estimate of the number of stock options that are expected to vest and recognizes the impact of any revisions in earnings.

Any consideration paid by employees and directors on exercise of stock options is credited to capital stock together with any related stock-based compensation expense originally recorded in contributed surplus.

Earnings Per Share

Basic earnings per share are calculated by dividing the earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options. The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the year; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits. Cash equivalents include highly liquid instruments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and mature within less than three months.

Restricted Cash

Cash is considered restricted when it is subject to restrictions that prevent its use for current purposes.

Inventories and Parts and Supplies

Raw materials, work in process and finished goods are measured at the lower of cost or net realizable value. Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase. The cost of work in process and finished goods includes the cost of raw materials, direct labour and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses.

Parts and supplies are valued at the lower of cost or net realizable value, the latter being determined based on replacement cost.

Assets Held-for-sale

Assets held for sale are non-current assets or disposal groups for which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are classified as held for sale when they are available for immediate sale in their present condition, subject only to terms that are usual and customary for sales of such assets (or disposal groups), and the sale within one year is highly probable.

Assets held-for-sale are measured at the lower of their carrying amount or fair value less cost to sell and are not depreciated or amortized.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

Depreciation is recognized using the straight-line method, over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	5 to 40
Manufacturing equipment and related major components	5 to 30
Computer equipment and software	3 to 20
Furniture, office equipment and other	3 to 7
Asset related to restoration provision	Remaining life of the lease

The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed and adjusted if necessary at each financial year-end.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale, or is included in a disposal group that is classified as held for sale and the date that the asset is derecognized.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the asset if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. At the same time, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment, and repairs and maintenance are recognized in earnings as incurred.

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in the Other expense caption on the accompanying statement of consolidated earnings (loss).

Depreciation expense has been recognized in the expense category consistent with the function of the property, plant and equipment.

Intangible Assets

The Company has no identifiable intangible assets for which the expected useful life is indefinite.

When intangible assets are purchased with a group of assets, as was the case of distribution rights and customer contracts, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, as was the case of the license agreement and software, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years
Distribution rights	6
Customer contracts	6
Customer lists	5
License agreement	5
Software	5

The amortization methods, useful lives and residual values related to intangible assets are reviewed and adjusted if necessary at each financial year-end. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.

Borrowing Costs

Borrowing costs, directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, are capitalized as part of the cost of the asset. All other borrowing costs are recognized in earnings within Interest in the period they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Impairment Testing of Intangible Assets and Property, Plant and Equipment

The Company assesses, at least at each reporting date, whether or not there is an indication that an asset may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets such as applications software not yet available for use, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a cash generating unit which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount is the higher of its value in use and its fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. Fair value less costs to sell is the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amounts of the assets of the unit or group of units on a pro rata basis of the carrying amount of each asset in the unit or group of units.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset, and if appropriate, record a partial or an entire reversal of the impairment. The increased carrying amount of an asset attributable to a reversal of an impairment loss would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Provisions, Contingent Liabilities and Contingent Assets

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are measured at the present value of the expected expenditures to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized as Interest.

A provision is recorded in connection with the estimated future costs to restore a leased property to its original condition at the inception of the lease agreement. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet respectively under the captions Provisions, and Property, plant and equipment (machinery and equipment). The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to Property, plant and equipment on a straight-line basis over the lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.

Contingent liabilities represent a possible obligation to the Company that arises from past events the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability.

Pension and Post-Retirement Benefits

The Company has defined contribution and defined benefit pension plans and other post-retirement benefit plans for its employees in Canada and the US.

A defined contribution plan is a post-employment benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. For defined benefit pension plans and other post-employment benefits, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method.

The asset or liability related to defined benefit plan recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for unrecognized past service costs, the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

Past service costs are recognized as an expense on a straight-line basis over the average vesting period until the benefits become vested. If the benefits have already vested, immediately following the introduction of, or changes to, a pension plan, past service costs are recognized immediately in earnings. The Company recognizes all actuarial gains and losses arising from defined benefit plans immediately in Other comprehensive income, net of income taxes, and in deficit.

For funded plans, surpluses are only recognized to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in Other comprehensive income, net of income taxes, and in deficit.

An additional liability is recognized equivalent to the minimum funding requirement of a plan when the Company does not have an unconditional right to the plan surplus. The liability and any subsequent remeasurement of that liability is recognized in Other comprehensive income, net of income taxes, and deficit.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed other than by renewing the lease.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease are recognized in the statement of consolidated earnings (loss) on a straight-line basis over the period of the lease.

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings within Finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

Income Taxes

Income tax expense comprises both current and deferred tax. Current and deferred tax is recognized in earnings except to the extent it relates to items recognized in Other comprehensive income or directly in Shareholders’ equity. When it relates to the latter items, the income tax is recognized in Other comprehensive income or directly in Shareholders’ equity, respectively.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates and generates taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the taxing authorities.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates, and which are expected to apply when the related deferred income tax asset is realized or the deferred tax liability is settled.

The carrying amount of deferred tax assets are reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority.

Shareholders’ Equity

Capital stock represents the amount received on issuance of shares, less any issuance costs, net of taxes. Contributed surplus includes amounts related to stock options until such equity instruments are exercised, in which case the amounts are transferred to Capital stock. Foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency are included in the Cumulative translation adjustment account. Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cash flow hedges until such time as the hedged forecasted cash flows affect earnings. Deficit includes all current and prior period retained earnings or losses.

Segment Reporting

The Company operates as a single segment.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning after January 1, 2013. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

IFRS 9 – Financial Instruments: The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. The impact of these new standards on the Company is expected to be minimal, given that it has interests only in wholly-owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and required disclosures about fair value measurements. IFRS 13 applies when other IFRS require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Amended IAS 19 – Employee Benefits: Amended IAS 19 key provisions include eliminating an option to defer the recognition of actuarial gains and losses, improving comparability and faithfulness of presentation, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that may be perceived to be the result of an entity’s day-to-day operations and enhancing the disclosure requirements for defined benefit plans, by providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

2 — ACCOUNTING POLICIES (Continued)

Amended IAS 1 – Presentation of Financial Statements: Amended IAS 1 includes a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss. The new requirement is effective for annual periods beginning on or after July 1, 2012. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 — INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	2011	2010
	$	$
Employee Benefit Expense
Wages, salaries and other short-term benefits	134,121	129,095
Stock-based payments	818	769
Pensions – defined benefit plans (Note 17)	953	1,515
Pensions – defined contribution plans	2,218	536

Employee benefit expense	138,110	131,915

Finance costs — Interest
Interest on long-term debt	14,453	14,503
Amortization of debt issue expenses on long-term debt and asset based loan	1,182	1,116
Other interest and financial (income) expense	(116)	58
Interest capitalized to property, plant and equipment	(158)	(7)

	15,361	15,670

Finance costs — Other expense
Foreign exchange (gain) loss	453	(802)
Interest income and other finance costs	1,409	1,432
Change in fair value of forward foreign exchange rate contracts	318	250

	2,180	880

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

3 — INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (Continued)

	2011		2010
	$		$
Other Elements of Expenses
Depreciation of property, plant and equipment	30,163		32,580
Amortization of intangible assets	719		902
Amortization of other charges	86		58
Impairment of long-term assets	107	(1)	4,037	(1)
Loss on disposal of property, plant and equipment	550		308
Write-down of inventories to net realizable value	517		1,651
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	(487)		(10)
Advisory and support services fees	153		796

(1)	Please refer to Note 12.

4 — MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER CHARGES

Year ended December 31, 2011

The following table describes the significant charges incurred by the Company in connection with its restructuring efforts, included in the Company’s consolidated earnings for the year ended December 31, 2011 under the caption manufacturing facility closures, restructuring and other charges.

			Impairment of long-ived assets	Severance and other labor related costs	Other costs	Total
			$	$	$	$
Brantford, Ontario facility closure	(a	)	107	1,411	1,526	3,044
Hawkesbury, Ontario facility closure	(b	)	—	—	(153)	(153)

			107	1,411	1,373	2,891

(a)	In 2011, in connection with the closure of the Brantford, Ontario facility, the Company recorded additional charges of $3.0 million, on impairment, severance and other labor related costs and other closing expenses. As at December 31, 2011, the total charge recorded in connection with this facility closure was $5.9 million.
(b)	In 2011, in connection with the closure of the Hawkesbury, Ontario facility, the Company recovered $0.2 million on the sale of remaining assets.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

4 — MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER CHARGES (Continued)

Year ended December 31, 2010

The following table describes the significant charges incurred by the Company in connection with its restructuring efforts, included in the Company’s consolidated earnings for the year ended December 31, 2010 under the caption manufacturing facility closures, restructuring and other charges.

			Impairment of long-lived assets	Severance and other labor related costs	Inventory write-down	Total
			$	$	$	$
Brantford, Ontario facility closure	(a	)	—	1,994	875	2,869
Hawkesbury, Ontario facility closure	(b	)	665	—	—	665

			665	1,994	875	3,534

(a)	Due to the economic consequences of significant and unsustainable losses associated with the continuing strike of its unionized workers, and the Company’s management assessment and conclusion that turnaround is unlikely, the Company decided and accordingly committed, in the latter part of 2010, to a plan to close its manufacturing facility in Brantford, Ontario, Canada. The total charge associated with this facility closure amounts to $2.9 million. This charge includes $0.9 million associated with the write-down of inventories, including parts and supplies, to net realizable value, and $2.0 million in severance and other labour related costs. Severance and other labour related costs will be paid over a period not exceeding March 2013, depending on the arrangements, rights and obligations of the related employees.
(b)	In 2010, in connection with the closure of the Hawkesbury, Ontario facility, the Company recorded an additional impairment charge of $0.7 million, on the remaining assets. As at December 31, 2010 these assets are presented under the caption assets held-for-sale.

As at December 31, 2011, $1.4 million is included in provisions ($2.2 million in 2010) and nil (nil in 2010) in accounts payable and accrued liabilities for restructuring provisions.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

5 — INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows:

	2011	2010
	%	%
Combined Canadian federal and provincial income tax rate	30.4	32.8
Foreign earnings taxed at higher income tax rates	10.8	(4.3)
Losses accounted for at lower income tax rates	—	1.4
Foreign earnings/losses taxed at lower income tax rates	3.2	—
Expiration of operating losses	—	(5.9)
Non-deductible expenses	5.5	(0.8)
Impact of other differences	3.5	(0.6)
Change in derecognition of deferred tax assets	(35.7)	(239.5)

Effective income tax rate	17.7	(216.9)

Major components of income tax expense

	2011	2010
	$	$
Current income tax expense (recovery)
Income tax expense (recovery) for the year	688	(10)

Total current income tax expense (recovery)	688	(10)
Deferred tax expense
Amount related to temporary differences, write-downs of deferred tax assets and other	1,232	33,243

Total deferred income tax expense	1,232	33,243
Total tax expense for the year	1,920	33,233

For the year ended December 31, 2011, the Company estimated a recovery of $6.5 million of derecognized deferred tax assets in the US jurisdiction due to increased earnings.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

5 — INCOME TAXES (Continued)

Income Taxes Related to Components of Other Comprehensive Income

The amount of income taxes relating to components of other comprehensive income are outlined below:

Components of Other comprehensive income	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2011
Deferred tax credit on actuarial losses on defined benefit plans	(18,066)	2,005	(16,061)
Deferred tax expense on funding requirement changes of defined benefit plans	1,938	(578)	1,360

	(16,128)	1,427	(14,701)

Components of Other comprehensive income	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2010
Deferred tax credit on actuarial losses on defined benefit plans	(3,930)	1,090	(2,840)
Deferred tax expense on funding requirement changes of defined benefit plans	1,071	(322)	749

	(2,859)	768	(2,091)

Recognized Deferred Tax Assets and Liabilities

	As at December 31, 2011
Timing differences, unused tax losses and unused tax credits	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
Property, plant and equipment	15,093	(34,749)	(19,656)
Tax credits, losses, carry-forwards and other tax deductions	46,655	—	46,655
Pension and post-retirement benefits	2,165	—	2,165
Goodwill	4,272	—	4,272
Other	53	—	53

Deferred tax assets and liabilities	68,238	(34,749)	33,489

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

5 — INCOME TAXES (Continued)

	As at December 31, 2010
Timing differences, unused tax losses and unused tax credits	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
Property, plant and equipment	16,052	(36,831)	(20,779)
Tax credits, losses, carry-forwards and other tax deductions	49,042	—	49,042
Pension and post-retirement benefits	1,069	—	1,069
Goodwill	4,403	—	4,403
Other	191	—	191

Deferred tax assets and liabilities	70,757	(36,831)	33,926

	As at January 1, 2010
Timing differences, unused tax losses and unused tax credits	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
Trade and other receivables	335	—	335
Inventories	779	—	779
Property, plant and equipment (“PP&E”)	12,848	(42,853)	(30,005)
Accounts payable and accrued liabilities	1,646	—	1,646
Tax credits, losses, carry-forwards and other tax deductions	78,001	—	78,001
Pension and post-retirement benefits	1,620	—	1,620
Goodwill	11,376	—	11,376
Other	1,054	—	1,054

Deferred tax assets and liabilities	107,659	(42,853)	64,806

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

5 — INCOME TAXES (Continued)

Variations During the Period

Timing differences, unused tax losses and unused tax credits	Balance January 1, 2010	Recognized in earnings (with translation adjustments)	Recognized in other comprehensive income	Balance December 31, 2010
	$	$	$	$
Trade and other receivables	335	(335)	—	—
Inventories	779	(779)	—	—
Property, Plant and equipment	12,848	3,204	—	16,052
Accounts payable and accrued liabilities	1,646	(1,646)	—	—
Tax credits, losses, carry-forwards and other tax deductions	78,001	(28,959)	—	49,042
Pension and post-retirement benefits	1,620	(1,319)	768	1,069
Goodwill	11,376	(6,973)	—	4,403
Other	1,054	(863)	—	191
Deferred tax liabilities: PP&E	(42,853)	6,022	—	(36,831)

Deferred tax assets and liabilities	64,806	(31,648)	768	33,926

Impact due to foreign exchange rates		(1,595)

Total recognized in earnings		(33,243)

Timing differences, unused tax losses and unused tax credits	Balance January 1, 2011	Recognized in earnings (with translation adjustments)	Recognized in other comprehensive income	Balance December 31, 2011
	$	$	$	$
Trade and other receivables	—	—	—	—
Inventories	—	—	—	—
Property, Plant and equipment	16,052	(959)	—	15,093
Accounts payable and accrued liabilities	—	—	—	—
Tax credits, losses, carry-forwards and other tax deductions	49,042	(2,387)	—	46,655
Pension and post-retirement benefits	1,069	(381)	1,477	2,165
Goodwill	4,403	(131)	—	4,272
Other	191	(138)	—	53
Deferred tax liabilities: PP&E	(36,831)	2,082	—	(34,749)

Deferred tax assets and liabilities	33,926	(1,914)	1,477	33,489

Impact due to foreign exchange rates		562	(50)
Decrease due to reclassification		120	—

Total recognized in earnings		(1,232)	1,427

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

5 — INCOME TAXES (Continued)

Net deferred tax assets are detailed as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Deferred tax assets
Trade and other receivables	—	—	335
Inventory	—	—	779
Property, plant and equipment	15,093	16,052	12,848
Accounts payable and accrued liabilities	—	—	1,646
Tax credits, loss carry forwards and other tax deductions	41,402	43,584	71,710
Investment tax credits recoverable	5,253	5,458	6,291
Pension and post-retirement benefits	2,165	1,069	1,620
Goodwill	4,272	4,403	11,376
Other	53	191	1,054

	68,238	70,757	107,659

Deferred tax liabilities
Property, plant and equipment	34,749	36,831	42,853

Total net deferred tax assets	33,489	33,926	64,806

Net deferred tax assets from deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized on the consolidated balance sheets are as follows:

	2011	2010
	$	$
Trade and other receivables	586	376
Inventories	875	818
Property, plant and equipment	2,680	1,394
Accounts payable and accrued liabilities	3,682	2,360
Tax credits, loss carry forwards and other tax deductions	48,798	54,048
Pension and post-retirement benefits	11,413	7,542
Goodwill	5,025	6,648
Other	900	752

	73,959	73,938

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

5 — INCOME TAXES (Continued)

Nature of Evidence Supporting Recognition of Deferred Tax Assets

In assessing the recoverability of deferred tax assets, the Company’s management determines, at each balance sheet date, whether it is probable that the amount recognized will be realized. This determination is based on the Company’s management’s quantitative and qualitative assessments and the weighing of all available evidence, both positive and negative. Such evidence included, notably, the scheduled reversal of deferred tax liabilities, projected future taxable income, and the implementation of tax planning strategies. A significant weight was nevertheless placed on the Company’s historical performance when making the determination.

In particular, the expectation of generating taxable income in future periods was not sufficient to overcome the negative presumption associated with historical cumulative operational losses.

Accordingly, as at December 31, 2011 and 2010, notwithstanding the fact that the Company’s management projected a positive outlook from increased sales, cost reduction measures, and continued increases in the sale of new products with higher gross margins, the Company derecognized various deferred tax assets. These underlying unused tax losses, tax credits and timing differences remain available, and the Company expects to use them to reduce taxable income in future periods. When these unrecognized deferred tax assets are used, or when all or a portion of the unrecognized deferred tax assets are recognized, if sooner, the Company will realize the related benefit in its earnings.

The following table presents the amounts and expiration dates relating to unused tax credits for which no deferred tax asset is recognized on the consolidated balance sheets as at December 31:

	2011		2010
	United States	Canada	United States	Canada
	$	$	$	$
2012	379	—	379	—
2018	402	836	402	849
2019	320	400	320	286
2026	—	27	—	28
2027	—	39	—	40
2028	—	88	—	89
2029	—	20	—	20

Total derecognition of tax credits	1,101	1,410	1,101	1,312

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

5 — INCOME TAXES (Continued)

The following table presents the year of expiration of the Company’s operating losses carried forward as at December 31, 2011:

	DTA is recognized			DTA is not recognized
	Canada		United States	Canada		United States
	Federal	Provincial		Federal	Provincial
	$	$	$	$	$	$
2012	—	—	—	—	—	1,950
2014	1,488	1,487	—	—	—	—
2015	1,227	1,227	—	—	—	—
2018	—	—	—	—	—	4,620
2019	—	—	—	—	—	1,041
2020	—	—	—	—	—	5,477
2021	—	—	—	—	—	50,939
2022	—	—	7,221	—	—	26,655
2023	—	—	34,794	—	—	—
2024	—	—	8,873	—	—	203
2026	1,745	1,745	25,456	—	—	1,959
2027	5,219	5,219	—	—	—	4
2028	2,544	2,544	17,385	—	—	—
2029	3,208	3,208	—	7,959	7,959	—
2030	3,198	3,198	186	10,141	10,141	—
2031	2,016	2,016	—	5,896	5,896	—

	20,645	20,644	93,915	23,996	23,996	92,848

6 — EARNINGS PER SHARE

	2011	2010
	$	$
Net earnings (loss)	8,954	(48,549)

Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050
Diluted	59,099,198	58,961,050

Earnings (loss) per share
Basic	0.15	(0.82)
Diluted	0.15	(0.82)

The following number of options were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:

2011	2010
1,628,600	2,003,974

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

7 — OTHER RECEIVABLES

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Income and other taxes	911	595	268
Supplier rebates receivable	1,367	1,586	1,200
Sales taxes	1,462	860	870
Other	1,130	1,229	714

	4,870	4,270	3,052

8 — INVENTORIES

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Raw materials	26,754	25,467	23,713
Work in process	18,234	18,336	15,006
Finished goods	45,721	48,826	40,282

	90,709	92,629	79,001

During the year ended December 31, 2011 the Company recorded, in Cost of sales, a write-down of inventories to net realizable value of $0.5 million ($1.7 million in 2010). The Company recorded, in Manufacturing facility closures, restructuring and other charges, a write-down of inventories to net realizable value of nil ($0.9 million in 2010).

In addition, during the year ended December 31, 2011, $0.5 million (nil in 2010) of previously recorded write-downs of inventories to net realizable value, were reversed and recognized as a reduction of costs of sales. The Company’s management determined that circumstances prevailing at the time of the write-down ceased to exist as a result of increased profitability primarily due to an improved relationship between selling prices and raw material costs.

The amount of inventories recognized as an expense during the period corresponds to Cost of sales.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

9 — PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Manufacturing equipment under construction	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2010	3,900	81,152	520,310	68,701	2,886	3,427	680,376
Additions	—	243	6,702	208	11	1,304	8,468
Disposals	—	(1,473)	(4,836)	(19)	(149)	—	(6,477)
Reclass assets held for sale	(83)	(2,074)	—	—	—	—	(2,157)
Foreign exchange	(10)	665	4,387	438	2	74	5,556

Balance at December 31, 2010	3,807	78,513	526,563	69,328	2,750	4,805	685,766
Accumulated depreciation and impairments
Balance at January 1, 2010	535	46,108	320,233	59,373	2,749	—	428,998
Depreciation	—	2,415	24,827	5,306	32	—	32,580
Impairments	—	—	1,213	1	9	—	1,223
Reversal of impairments	(225)	(609)	—	—	—	—	(834)
Disposals	—	(409)	(4,897)	(12)	(149)	—	(5,467)
Reclass assets held for sale	—	(1,485)	—	—	—	—	(1,485)
Foreign exchange	—	783	4,841	788	4	—	6,416

Balance at December 31, 2010	310	46,803	346,217	65,456	2,645	—	461,431

Net Carrying amount at December 31, 2010	3,497	31,710	180,346	3,872	105	4,805	224,335

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

9 — PROPERTY, PLANT AND EQUIPMENT (Continued)

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Manufacturing equipment under construction	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2011	3,807	78,513	526,563	69,328	2,750	4,805	685,766
Additions	—	873	8,099	1,617	62	3,641	14,292
Disposals	—	(6)	(12,652)	(466)	(265)	—	(13,389)
Reclass assets held for sale	—	—	—	—	—	—	—
Foreign exchange	194	(565)	(3,260)	(157)	(21)	(39)	(3,848)

Balance at December 31, 2011	4,001	78,815	518,750	70,322	2,526	8,407	682,821
Accumulated depreciation and impairments
Balance at January 1, 2011	310	46,803	346,217	65,456	2,645	—	461,431
Depreciation	—	2,913	24,218	2,928	104	—	30,163
Impairments	—	107	—	—	—	—	107
Reversal of impairments	—	—	—	—	—	—	—
Disposals	—	(3)	(8,707)	(371)	(218)	—	(9,299)
Reclass assets held for sale	—	—	—	—	—	—	—
Foreign exchange	(1)	220	(3,052)	(308)	(88)	—	(3,229)

Balance at December 31, 2011	309	50,040	358,676	67,705	2,443	—	479,173

Net Carrying amount at December 31, 2011	3,692	28,775	160,074	2,617	83	8,407	203,648

Included in property, plant and equipment as at December 31, 2011 are assets under capital leases, primarily a building and computer hardware, with cost and accumulated amortization of $12,327 and $7,204, respectively ($11,971 and $6,626, respectively in 2010).

During the year ended December 31, 2011 and 2010 the loss on disposals amounted to $0.5 million and 0.3 million, respectively.

As at December 31, 2011 and 2010, the Company had no significant commitments to purchase any property, plant or equipment.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

9 — PROPERTY, PLANT AND EQUIPMENT (Continued)

The amount of borrowing costs capitalized in property, plant and equipment was $158,000 in the year ended December 31, 2011 ($7,000 in the year ended December 31, 2010). The weighted average capitalization rates used to determine the amount of the borrowing costs eligible for capitalization for those periods were respectively 3.94% and 6.44%.

10 — OTHER ASSETS

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Loan to an officer	91	108	108
Funds held in grantor trust to satisfy future pension obligation	1,158	1,468	1,614
Cash surrender value of officer life insurance	1,338	1,172	948
Accrued pension benefit asset (Note 17)	—	—	504
Other	139	235	269

	2,726	2,983	3,443

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

11 — INTANGIBLE ASSETS

	Distribution rights	Customer contracts	License agreements	Software	Total
	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2010	3,318	1,204	—	—	4,522
Additions – separately acquired	—	—	849	431	1,280
Disposals	—	—	—	—	—
Retirements	—	—	—	—	—
Foreign exchange	86	62	—	—	148

Balance at December 31, 2010	3,404	1,266	849	431	5,950
Accumulated depreciation and impairments
Balance at January 1, 2010	2,025	281	—	—	2,306
Depreciation	288	698	86	10	1,082
Impairments	186	—	—	—	186
Disposals	—	—	—	—	—
Retirements	—	—	—	—	—
Foreign exchange	18	14	—	—	32

Balance at December 31, 2010	2,517	993	86	10	3,606

Net Carrying amount at December 31, 2010	887	273	763	421	2,344

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

11 — INTANGIBLE ASSETS (Continued)

	Distribution rights	Customer contracts	License agreements	Customer List	Software	Total
	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2011	3,404	1,266	849	—	431	5,950
Additions – separately acquired	197	—	—	811	341	1,349
Disposals	—	—	—	—	—	—
Retirements	—	—	—	—	—	—
Foreign exchange	(26)	103	—	—	—	77

Balance at December 31, 2011	3,575	1,369	849	811	772	7,376
Accumulated depreciation and impairments
Balance at January 1, 2011	2,517	993	86	—	10	3,606
Depreciation	244	94	173	68	83	662
Impairments	—	—	—	—	—	—
Disposals	—	—	—	—	—	—
Retirements	—	—	—	—	—	—
Foreign exchange	(13)	(16)	—	—	—	(29)

Balance at December 31, 2011	2,748	1,071	259	68	93	4,239

Net Carrying amount at December 31, 2011	827	298	590	743	679	3,137

Distribution rights and customer contracts

In 2008, the Company entered into an Asset Purchase Agreement (the “Asset Agreement”). Under the Asset Agreement, the Company acquired a group of assets (the “Group”) for total consideration of CAD$5.5 million (the “Purchase Price”). The Group comprised both tangible and intangible assets primarily consisting of wrapping system machines, a distribution rights agreement, and customer contracts. The Company determined the fair value of each of the assets acquired in the Group. The purchase price paid was then allocated to each asset acquired, on the basis of the asset’s relative fair value.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

11 — INTANGIBLE ASSETS (Continued)

Under the Asset Agreement, the Company committed to distribute and sell specialized wrapping system machines and technology and to attain specific thresholds in this respect over a period of 61 months terminating in September 2013 (the “Commitment”). In 2010, the Company renegotiated with the vendor the period over which the Commitment must be attained. Accordingly, the Commitment period was extended to September 2018.

In addition, the Company’s management revised its projection of expected cash flows from the distribution and sale of specialized wrapping system machines and related technology, and determined that the related tangible and intangible assets were impaired. Consequently, the Company recorded impairment charges in 2010 under the caption of Cost of sales, as follows:

Intangible assets:

•	$0.5 million for customer contracts;

Property, plant and equipment:

•	$1.0 million for wrapping system machines;

Other assets:

•	$1.2 million for specific deposits on the future manufacturing of wrapping system machines; and

•	$0.1 million for deferred charges incurred in connection with the Asset Agreement.

In August 2011, the Company entered into a Contract Adjustment Agreement. Under the Contract Adjustment Agreement the Company and the Vendor agreed that all past and future penalties, film purchase minimums and machine placement thresholds were eliminated.

In July 2011, the Company entered into an Asset Purchase Agreement for total consideration of $0.9 million to acquire assets primarily consisting of a customer list to supplement the Company’s existing water activated tape business.

License agreement

In June 2010, the Company entered into a license agreement under which the Company is entitled to purchase certain finished goods for distribution to its customers. The terms and conditions of this license agreement called for an initial payment in the amount of $325,000 followed by ten quarterly instalments of $62,500, commencing on October 1, 2010. Accordingly, the Company recorded an intangible asset in the amount of $0.8 million and corresponding liabilities in the amount of $0.4 million and $0.4 million on its consolidated balance sheet under the captions accounts payable and accrued liabilities and other liabilities, respectively. As at December 31, 2011 $0.2 million ($0.2 million in 2010) is included in Accounts payable and accrued liabilities and nil ($0.2 million in 2010) in Other liabilities. This asset is being amortized using the straight-line method over its useful life of 5 years.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

12 — IMPAIRMENT

Impairment Testing on Property, Plant and Equipment and Intangible Assets

As at December 31, 2011, the Transition Date and December 31, 2010, impairment tests were performed on those assets and groups of assets that had indications that they might be impaired, and on any software projects not yet in use. The software projects not yet in use are subject to an annual impairment test. These impairment tests were performed at a level of cash generating units (“CGU”) only as no individual assets independently generated cash flows. These CGU’s included property, plant and equipment and intangible assets.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

12 — IMPAIRMENT (Continued)

The amounts of impairment loss recognized and amounts of impairment loss reversed under IFRS are as follows:

	For the year ended December 31, 2011		For the year ended December 31, 2010		At January 1, 2010 upon transition
	Impairment recognized	Impairment reversed	Impairment recognized	Impairment reversed	Impairment recognized	Impairment reversed
	$	$	$	$	$	$
Classes of assets impaired
Property, plant and equipment
Land	—	—	—	225	(535)	—
Buildings	(107)	—	—	609	(1,836)	—
Manufacturing equipment	—	—	(1,213)	—	(11,821)	—
Furniture, office equipment and other	—	—	(9)	—	(22)	—
Computer equipment and software	—	—	(1)	—	(40)	—

	(107)	—	(1,223)	834	(14,254)	—
Intangible assets - distribution rights	—	—	(186)	—	(1,334)	—

Total	(107)	—	(1,409)	834	(15,588)	—

Impairment tests performed as at December 31, 2011 resulted in additional impairment recorded for the Brantford manufacturing facility building of approximately $107,000 recognized in the consolidated earnings under the caption Cost of sales. No reversal of impairment charges occurred during the period.

The recoverable amount for all of the above situations was the value in use, except for the land and building at the Brantford manufacturing facility, where the recoverable amount as at December 31, 2011 was as a result of assets being actively marketed. As at December 31, 2010 the recoverable amount was the fair value less costs to sell, as determined by an external evaluator in reference to an active market as part of the planning effort related to the closure of that facility.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

12 — IMPAIRMENT (Continued)

Impairment tests were performed as at December 31, 2011 and 2010 on a number of cash generating units based on the detection of possible indicators of impairment. For these situations, the recoverable amounts of the cash-generating units were determined based on their value-in-use, which in turn was based on a detailed three-year forecast, followed by an extrapolation of expected cash flows for the units’ remaining useful lives using the growth rates stated below. The following rates were used for the tests performed at the following dates:

	December 31, 2011	December 31, 2010	January 1, 2010
Revenue growth rate used in projections	2% -3.1%	3.5% -19%	3.5% -19%
Discount rate used to compute the value in use	12.5%	11.1%	14.5%

Management is not currently aware of any reasonable changes that would necessitate changes to the above key estimates.

13 — LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Senior Subordinated Notes (a) (1)	116,794	116,169	115,600
Asset-based loan (b) (1)	63,013	86,774	83,635
Finance lease liabilities (c)	6,058	6,089	6,496
Term debt (d)	4,501	6,205	7,796
Mortgage loans (e) (1)	3,923	4,456	1,644

	194,289	219,693	215,171
Less: Installments on long-term debt	3,147	2,837	1,721

	191,142	216,856	213,450

(1)	The Senior Subordinated Notes, Asset-based loans and Mortgage loans are presented net of unamortized related debt issue expenses, amounting to $2.7 million ($3.9 million in 2010).

Throughout the period, the Company remained in compliance with all the restrictions and reporting requirements associated with the different lending agreements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

13 — LONG-TERM DEBT (Continued)

Long-term debt repayments are due as follows:

	Finance lease liabilities	Other long-term loans
	$	$
2012	784	2,640
2013	798	67,382
2014	692	119,441
2015	645	71
2016	577	75
Thereafter	4,358	1,291

Total payments	7,854	190,900
Interest expense included in minimum lease payments	1,796	—

Total	6,058	190,900

(a)	Senior subordinated notes

Senior subordinated notes bearing interest at 8.5%, payable semi-annually on February 1 and August 1. The principal is due on August 1, 2014. The effective interest rate of the Senior Subordinated Notes is 9.20%.

The Company and all of its subsidiaries, which are all wholly-owned directly or indirectly by the Company, other than the subsidiary issuer, have guaranteed the senior subordinated notes. The senior subordinated notes were issued and the guarantees executed pursuant to an indenture dated July 28, 2004. All of the guarantees are full, unconditional, joint and several. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The Company, on a non-consolidated basis, has no independent assets or operations. The subsidiary issuer is an indirectly wholly-owned subsidiary of the Company and has nominal assets and no operations.

(b)	Asset-based loan

In 2008, the Company secured a five-year, $200.0 million asset based loan (“ABL”) entered into with a syndicate of financial institutions. In securing the ABL the Company incurred debt issue expenses amounting to approximately $2.8 million. See Note 23 for information relating to the extension of the ABL in February 2012. The ABL bears interest at LIBOR plus a premium varying between 150 and 225 basis points depending on the loan’s remaining availability (200 basis points as at December 31, 2011 and 2010). As at December 31, 2011, the effective interest rate on the ABL was 2.56% (3.77% in 2010, taking into account the effect of the interest rate swap agreements described in Note 21).

The amount of the borrowing available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is calculated as a function of a percentage of eligible trade receivables, inventories and property, plant and equipment as defined in the ABL agreement.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

13 — LONG-TERM DEBT (Continued)

Under the ABL agreement, the Company’s remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing, on all or a portion of, its owned real estate thereby subordinating the negative pledge to the ABL lenders up to an amount of $35.0 million. During the years ended December 31, 2010 and 2008, the Company obtained a $3.0 million and $1.8 million mortgage financing on its owned real estate located in Danville, Virginia and Bradenton, Florida, respectively. As at December 31, 2011, $31.0 million of real estate mortgage financing remains available to the Company ($30.4 million in 2010).

As at December 31, 2011, the ABL’s borrowing base amounted to $119.7 million ($136.6 million in 2010) of which $66.1 million ($97.5 million in 2010) was drawn, including $2.4 million in letters of credit ($9.5 million in 2010 including $8.0 million posted in connection with the bond described in Note 20). Accordingly, the Company’s unused availability amounted to $53.7 million ($39.1 million in 2010).

The ABL is secured by a first priority lien on the Company’s, and substantially all of its subsidiaries’, trade receivables, inventories and personal property, plant and equipment, included in the determination of the ABL’s borrowing base, with a carrying amount of $77.5 million, $87.9 million and $190.1 million, respectively as at December 31, 2011 ($81.6 million, $90.0 million and $211.2 million, respectively in 2010).

The ABL contains one financial covenant, a fixed charge coverage ratio, which becomes enforceable only when unused availability is under $25.0 million. As at December 31, 2011 and 2010, the Company’s availability on its ABL exceeded $25.0 million and accordingly, the related financial covenant was not applicable. See Note 23 for information regarding the ABL extension.

In line with the Company’s interest rate risk policy to mitigate the risk associated with its variable interest rate debt instruments, including its ABL, the Company contracted interest rate swap agreements designated as cash flow hedges during a portion of the current reporting period. These interest rate swap agreements as well as the Company’s interest rate risk policy are described in Note 21.

(c)	Finance lease liabilities

The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, shop equipment and office equipment, bearing interest at rates varying between 4.4% and 8.7% (4.4% to 8.6% as at December 31, 2010), payable in monthly instalments ranging from $90 to $46,320 ($90 to $46,320 in 2010), including interest and maturing on various dates until 2017.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

13 — LONG-TERM DEBT (Continued)

(d)	Term debt

One of the Company’s wholly-owned subsidiaries has a long-term loan agreement, containing two debt instruments, totalling approximately $4.2 million at December 31, 2011 (€3.2 million) ($6.2 million at December 31, 2010 (€4.5 million)), with each instrument bearing interest at a rate of Euribor (ranging between 1.78% and 1.82% in 2011, 1.16% and 1.22% in 2010) plus a premium, 175 basis points as at December 31, 2011 (175 basis points as at December 31, 2010), which could, at the discretion of the lender, be increased semi-annually by 75 basis points. Under the terms of the agreement, only monthly interest payments are required for the first two years followed by interest plus eight equal semi-annual principal payments amounting to $0.3 million and $0.6 million for each of the instruments commencing on January 2010 and November 2010, respectively. The term debt is secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.

(e)	Mortgage loans

The Company has a $3.0 million mortgage loan on its owned real estate in Danville, Virginia having a net book value of $1.9 million as at December 31, 2011 ($2.2 million in 2010). The mortgage is for a period of 32 months, bearing interest at an annual fixed rate of 10%. The mortgage requires monthly payments of principal and interest amounting to $63,741, with the remaining principal and accrued interest due on July 1, 2013.

The Company has a $1.8 million mortgage loan on its owned real estate located in Bradenton, Florida having a net book value of $0.5 million as at December 31, 2011 ($0.6 million in 2010). The mortgage is for a period of 20 years. Until October 1, 2011, the loan bore interest at 7.96%. The applicable interest rate adjusts every three years to a 355 basis point spread over the 10-year Interest Rate Swap published in the daily release of the Federal Reserve. Effective on October 1, 2011, the applicable interest rate decreased to 5.63%. As a result the required monthly payments of principal and interest decreased from $14,723 to $12,535 beginning on November 1, 2011.

14 — PROVISIONS AND CONTINGENT LIABILITIES

The Company’s provisions consist of restoration obligations, restructuring provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities and a provision for litigation.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

14 — PROVISIONS AND CONTINGENT LIABILITIES (Continued)

The reconciliation of the Company’s provisions as at December 31, 2010 is as follows:

	Restoration provisions	Restructuring provisions	Litigation	Total
	$	$	$	$
Balance, January 1, 2010	1,330	1,335	859	3,524
Additional provisions	484	2,638	—	3,122
Amounts used	—	(1,260)	—	(1,260)
Unused amounts reversed	—	—	(663)	(663)
Foreign exchange	69	47	(63)	53

Balance, end of period	1,883	2,760	133	4,776

Amount presented as current	—	2,760	133	2,893
Amount presented as non-current	1,883	—	—	1,883

Balance, December 31, 2010	1,883	2,760	133	4,776

The reconciliation of the Company’s provisions as at December 31, 2011 is as follows:

	Restoration provisions	Restructuring provisions	Litigation	Total
	$	$	$	$
Balance, January 1, 2011	1,883	2,760	133	4,776
Additional provisions	—	1,873	141	2,014
Amounts used	—	(2,804)	—	(2,804)
Foreign exchange	(22)	(24)	(15)	(61)

Balance, end of period	1,861	1,805	259	3,925

Amount presented as current	—	1,654	259	1,913
Amount presented as non-current	1,861	151	—	2,012

Balance, December 31, 2011	1,861	1,805	259	3,925

The restoration provision pertains to a lease at one of the operating facilities where the Company is obligated to restore the leased property to the same condition that existed at the time of the initial lease. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in this facility.

The restructuring provision relates to the closure of the Hawkesbury and Brantford manufacturing facilities. The estimated costs pertain primarily to severance and other labor related costs. See Note 4 for more information

The litigation provisions are related to various lawsuits and disputes against the Company. As the Company cannot predict if and when amounts will be paid, they are classified as current. The amount of this provision was revised during the year to reflect the settlement agreement with ITI as discussed in Note 20.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

14 — PROVISIONS AND CONTINGENT LIABILITIES (Continued)

As at December 31, 2011 and 2010:

•	No reimbursements are expected to be received by the Company for any of the provided amounts.

•	There were no contingent assets at any of the financial statement reporting dates covered by these financial statements.

During the reporting period, there were no reversals of restructuring provisions and no changes in contingent liabilities.

15 — CAPITAL STOCK

Authorized

Unlimited number of shares without par value.

Common shares, voting and participating.

Class “A” preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series. No Class A preferred shares have been issued.

Common Shares

The Company’s common shares outstanding, issued and fully paid as at December 31, 2011, December 31, 2010 and January 1, 2010 were 58,961,050, 58,961,050 and 58,951,050, respectively.

The Company did not declare or pay dividends during the years ended December 31, 2011 and 2010.

Share repurchase

The Company announced a normal course issuer bid effective May 20, 2010. In connection with this normal course issuer bid, the Company was entitled to repurchase for cancellation up to 2,947,552 of its 58,951,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as at that date. The Company did not repurchase any common shares under this normal course issuer bid which expired in May 2011.

Stock options

Under the Company’s executive stock option plan, options may be granted to the Company's executives, directors and key employees for the purchase of up to a total of 10% of the Company’s issued and outstanding common shares. Options are equity-settled and expire no later than 10 years after the date of the grant and can only be used to purchase stock and may not be redeemed for cash. The plan provides that such options granted to key employees and executives will vest and may be exercisable 25% per year over four years. The options granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

15 — CAPITAL STOCK (Continued)

All options are granted at a price determined and approved by the Board of Directors, which cannot be less than the average of the closing price of the common shares on the TSX for the day immediately preceding the grant date.

The changes in number of options outstanding were as follows:

	2011		2010
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CAD$		CAD$
Balance, beginning of year	4.44	3,355,769	6.45	3,318,053
Granted	1.66	875,000	2.07	825,000
Exercised	—	—	0.55	(10,000)
Forfeited	3.16	(149,401)	6.02	(210,284)
Expired	10.13	(307,342)	12.14	(567,000)

Balance, end of year	3.28	3,774,026	4.44	3,355,769

Options exercisable at the end of the year	4.20	2,247,563	5.67	2,003,974

The weighted average share price at the date of exercise was $0.55 in 2010.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

15 — CAPITAL STOCK (Continued)

The following table summarizes information about options outstanding and exercisable as at December 31, 2011:

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			CAD$		CAD$
$0.55 to $0.83	40,000	3.25	0.55	27,500	0.55
$1.55 to $2.33	1,695,000	4.92	1.85	297,500	2.00
$3.37 to $5.06	1,638,526	1.93	3.36	1,522,063	3.36
$7.50 to $11.25	400,500	0.30	9.27	400,500	9.27

	3,774,026	3.10	3.28	2,247,563	4.20

The following table summarizes information about options outstanding and exercisable as at December 31, 2010:

	Options outstanding			Options exercisable
	Number	Weighted average remaining contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			CAD$		CAD$
$0.55 to $0.83	40,000	4.25	0.55	17,500	0.55
$1.84 to $2.76	855,000	5.69	2.06	57,500	2.10
$3.44 to $5.16	1,751,327	2.91	3.58	1,219,532	3.60
$7.50 to $11.25	596,950	0.68	9.30	596,950	9.30
$11.42	112,492	0.44	11.42	112,492	11.42

	3,355,769	2.59	4.44	2,003,974	5.67

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

15 — CAPITAL STOCK (Continued)

The following table summarizes information about options outstanding and exercisable as at January 1, 2010:

	Options outstanding			Options exercisable
	Number	Weighted average remaining contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			CAD$		CAD$
$0.55 to $0.83	50,000	5.25	0.55	10,000	0.55
$1.84 to $2.76	30,000	5.87	1.84	7,500	1.84
$3.61 to $5.43	1,884,111	3.93	3.61	830,592	3.60
$7.50 to $11.25	908,950	1.37	9.28	828,825	9.31
$11.42	444,992	0.24	13.68	444,992	13.68

	3,318,053	1.66	6.45	2,121,909	7.92

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

15 — CAPITAL STOCK (Continued)

The Company uses the fair value based method of accounting for stock-based compensation expense and other stock-based payments. During the years ended December 31, 2011 and 2010, the contributed surplus account increased by approximately $0.8 million and $0.8 million, respectively, representing the stock-based compensation expense recorded for the period.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2011	2010
Expected life	6.0 years	6.0 years
Expected volatility	66%	61%
Risk-free interest rate	2.47%	2.68%
Expected dividends	$0.00	$0.00
Weighted average share price	CAD$1.66	CAD$1.95
Weighted average exercise price	CAD$1.66	CAD$1.95

Expected volatility was calculated using the average closing price change on the TSX for six years prior to the grant date.

The weighted average share price and fair value per option granted is:

	2011	2010
	CAD$	CAD$
Share price	1.89	2.23
Fair value	1.01	1.16

16 — ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of other accumulated comprehensive income are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Accumulated currency translation adjustments	1,206	2,935	—
Cumulative changes in fair value of interest rate swap agreements (net of future income taxes of nil, nil in 2010)	—	(898)	(1,548)
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income taxes of nil, nil in 2010)	(13)	1,134	791

	1,193	3,171	(757)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

17 — PENSION AND POST-RETIREMENT BENEFIT PLANS

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

Defined Contribution Plans

In the United States, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.

The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant's eligible salary.

The amount expensed with respect to the defined contribution plans for the years ended December 31, 2011 and 2010 was $2.2 and $0.5 million, respectively.

Defined Benefit Plans

The Company has, in the United States, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of CAD$20.00 in 2011 and 2010 (USD$20.22 in 2011 and USD$19.40 in 2010) per month for each year of service. In addition, the Company maintains a defined benefit plan, which provides for a fixed benefit at a rate ranging from 40.0% to 62.5% in 2011 (40.0% to 62.5% in 2010) of the employee contributions, depending on the participation start date.

In the United States, the Company provides group health care and life insurance benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Supplementary Executive Retirement Plans

The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in the amounts ranging from $0.2 million to $0.6 million, annually.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

17 — PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Non-Routine Events

Certain former employees located at the Company’s manufacturing facility in Brantford, Ontario, Canada, participate in one of the Company’s defined benefit plan and a multi-employer plan. In connection with the Company’s plan to close this facility, as at December 31, 2010, these plans were effectively curtailed. The curtailment resulted in a gain of $0.6 million which was recorded during 2010.

Investment Policy and Basis to Determine Overall Expected Rate of Return

The Company’s Investment Committee, comprised of the Company’s Chief Financial Officer, Senior Vice President of Administration and other members of management, makes investment decisions for the Company’s pension plans. The committee established a target mix of equities and bonds.

The overall expected rate of return is determined based on projected returns and the targeted mix of the portfolios of fund assets.

Information relating to the various plans is as follows:

	Pension Plans		Other plans
	2011	2010	2011	2010
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	68,616	60,575	3,817	3,506
Current service cost	992	831	46	34
Past service costs	—	935	—	—
Interest cost	3,662	3,570	199	221
Benefits paid	(3,070)	(2,631)	(108)	(212)
Actuarial losses	12,568	4,648	321	625
Decrease in obligation due to curtailment	—	(60)	—	(500)
Foreign exchange rate adjustment	(317)	748	(48)	143

Balance, end of year	82,451	68,616	4,227	3,817

Fair Value of plan assets
Balance, beginning of year	50,181	43,247	—	—
Expected return on plan assets	3,946	3,516	—	—
Actuarial gains (losses)	(5,091)	1,309	—	—
Contributions by the employer	4,210	3,808	108	212
Benefits paid	(3,070)	(2,631)	(108)	(212)
Foreign exchange rate adjustment	(328)	932	—	—

Balance, end of year	49,848	50,181	—	—

Funded status – deficit	32,603	18,435	4,227	3,817

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

17 — PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

The above defined benefit obligation as at December 31, 2011 and 2010 can be analyzed by funding status as follows:

	Pension Plans
	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Wholly unfunded	8,928	7,969	6,688
Wholly funded or partially funded	73,523	60,647	53,888

Total obligations	82,451	68,616	60,576

	Other plans
	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Wholly unfunded	4,227	3,817	3,505
Wholly funded or partially funded	—	—	—

Total obligations	4,227	3,817	3,505

Reconciliation of assets and liabilities recognized in the balance sheet

	Pension Plans
	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Prepaid pension asset	—	—	504

Assets recognized in the balance sheets	—	—	504

Present value of the defined benefit obligation	82,451	68,616	60,576
Fair value of the plan assets	49,848	50,181	43,247

Deficit in plans	32,603	18,435	17,329

Amount classified as prepaid pension asset in the balance sheets	—	—	504
Asset ceiling	—	1,461	2,086
Amount recognized as a liability in respect of minimum funding requirements	490	967	1,251

Liabilities recognized in the balance sheets	33,093	20,863	21,170

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

17 — PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Other plans
	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Prepaid pension asset	—	—	—

Assets recognized in the balance sheets	—	—	—

Present value of the defined benefit obligation	4,227	3,817	3,505
Fair value of the plan assets	—	—	—

Deficit in plans	4,227	3,817	3,505
Amount classified as prepaid pension asset in the balance sheets	—	—	—
Asset ceiling	—	—	—
Amount recognized as a liability in respect of minimum funding requirements	—	—	—

Liabilities recognized in the balance sheets	4,227	3,817	3,505

The composition of plan assets based on the fair value as at December 31, was as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Asset category
Cash	4,299	2,895	1,174
Equity instruments	31,651	34,745	27,533
Debt instruments	13,351	12,309	14,260
Other assets	547	232	280

Total	49,848	50,181	43,247

The actual loss on plan assets during the year ended December 31, 2011 was $1.1 million and the actual return on plan assets during the year ended December 31, 2010 was $4.8 million.

None of the plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

17 — PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

The defined benefit liabilities are included in the Company’s consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 as follows:

	December 31, 2011
	Pension Plans	Other Plans	Total Plans
	$	$	$
Pension and post-retirement benefits	33,093	4,227	37,320

	December 31, 2010
	Pension Plans	Other Plans	Total Plans
	$	$	$
Pension and post-retirement benefits	20,863	3,817	24,680

	January 1, 2010
	Pension Plans	Other Plans	Total Plans
	$	$	$
Pension and post-retirement benefits	21,170	3,505	24,675

Defined benefit expenses recognized in Consolidated Earnings

	$0000.00	$0000.00	$0000.00	$0000.00
	Pension Plans		Other plans
	2011	2010	2011	2010
	$	$	$	$
Current service cost	992	831	46	34
Past service cost	—	935	—	—
Interest cost	3,662	3,570	199	221
Expected return on plan assets	(3,946)	(3,516)	—	—
Curtailment gain	—	(60)	—	(500)

Total costs (benefits) recognized in the statement of Consolidated Earnings	708	1,760	245	(245)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

17 — PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Total amount recognized in Other comprehensive income

	Pension Plans		Other plans
	2011	2010	2011	2010
	$	$	$	$
Actuarial losses	(17,659)	(3,339)	(321)	(625)
Asset ceiling	1,461	—	—	—
Change in the amount recognized as a liability in respect of minimum funding requirements	477	1,071	—	—

Cumulative amounts recognized in other comprehensive income	(15,721)	(2,268)	(321)	(625)

The significant assumptions, which management considers the most likely, and which were used to measure its defined benefit obligations and defined benefit expenses are as follows:

Weighted-average assumptions used to determine the defined benefit obligations as at December 31, was as follows:

	Pension Plans
	December 31, 2011	December 31, 2010	January 1, 2010
Discount rate
US plans	4.19%	5.34%	5.72%
Canadian plans	4.50%	5.40%	6.50%
Expected rate of salary increases	3.25%	3.25%	3.25%

	Other plans
	December 31, 2011	December 31, 2010	January 1, 2010
Discount rate
US plans	3.64%	4.68%	5.29%
Canadian plans	5.40%	5.40%	6.50%

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

17 — PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Weighted-average assumptions used to determine defined benefit expense for the periods ending December 31, was as follows:

	Pension Plans		Other plans
	2011	2010	2011	2010
Discount rate
US plans	5.34%	5.72%	4.68%	5.29%
Canadian plans	5.40%	6.50%	5.40%	6.50%
Expected rate of return on plan assets
US plans	8.00%	8.50%
Canadian plans	6.90%	7.25%
Expected rates of salary increases	3.25%	3.25%

For measurement purposes, a 6.2% annual rate increase in the per capita cost of covered health care benefits for the US plans was assumed for 2011 (7.0% in 2010). The assumed rate is expected to decrease to 3.9% by 2100. For the Canadian plans, the annual trend rate is 10% for the next 5 years and 5% thereafter. An increase or decrease of 1% of these rates would have the following impacts:

	Increase of 1%		Decrease of 1%
	2011	2010	2011	2010
	$	$	$	$
Impact on aggregate of current service and interest cost	20	29	(16)	(23)
Impact on defined benefit obligation	381	422	(310)	(336)

The development of the Company’s defined benefit plans may be summarized as follows:

	Pension Plans
	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Historical Data
Present value of the defined benefit obligation	82,451	68,616	60,576
Fair value of the plan assets	49,848	50,181	43,247

Deficit in the plan	32,603	18,435	17,329

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

17 — PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

	Other plans
	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Historical Data
Present value of the defined benefit obligation	4,227	3,817	3,505
Fair value of the plan assets	—	—	—

Deficit in the plan	4,227	3,817	3,505

The information in the above table will be disclosed for up to five years as the amounts are determined for each accounting period prospectively from the date of transition to IFRS.

The Company expects to contribute $5.5 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2012.

18 — SEGMENT DISCLOSURES

During the third quarter of 2010, the Company realigned its organizational, operational and related internal reporting structures combining its Tapes and Films and Engineered Coated Products operations, previously considered as two separate operating segments, into one segment. The operating results of this segment are regularly reviewed by the Company’s chief operating decision maker, the Chief Executive Officer.

The change to a single operating segment resulted from various factors, including changes in the Company’s management structure, the implementation of a strategic initiative plan and the objective to be able to make more informed decisions with respect to the Company as a whole.

The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company's products, while brought to market through various distribution channels, generally have similar economic characteristics. As a result of the Company’s structural, operational, management and reporting realignments, decisions about resources to be allocated are determined for the Company as a whole. The chief operating decision maker assesses the Company’s performance as a single operating segment.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

18 — SEGMENT DISCLOSURES (Continued)

Geographic Information

The following tables present geographic information about sales attributed to countries based on the location of external customers and about property, plant and equipment by country based on the location of the assets:

	2011	2010
	$	$
Sales
Canada	74,272	73,293
United States	626,551	572,673
Other	85,914	74,550

Total sales	786,737	720,516

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Property, plant and equipment, net
Canada	31,772	39,616	193,209
United States	160,076	171,620	42,529
Other	11,800	13,099	15,640

Total property, plant and equipment, net	203,648	224,335	251,378

Intangible assets, net
Canada	1,124	1,160	2,202
United States	2,013	1,184	—
Other	—	—	14

Total intangible assets, net	3,137	2,344	2,216

Other assets
Canada	—	(967)	504
United States	2,726	3,950	2,921
Other	—	—	18

Total other assets	2,726	2,983	3,443

The following table presents sales information based on revenues for the following product categories:

	2011	2010
	$	$
Sales
Tape	516,582	462,045
Film	150,138	135,431
Woven	117,049	106,127
Other	2,968	16,913

	786,737	720,516

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

19 — RELATED PARTY TRANSACTIONS

In the first quarter of 2010, the Company entered into two agreements, each with a company controlled by two of the current members of its Board of Directors. These agreements required the provision of support services that included the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director support services agreement was effective through September 30, 2010 and provided for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement was effective through June 30, 2011 and provided monthly compensation in the amount of CAD$25,000. In connection with these agreements, the Company recorded a charge amounting to approximately $0.2 million ($0.7 million in 2010) with respect to the support services agreement and a charge amounting to nil ($0.1 million in 2010) with respect to the support service related expenses in its consolidated earnings for the year ended December 31, 2011 included under the caption selling, general and administrative expenses.

Finally, the advisory services agreements from prior period had provided for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the TSX (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CAD$3.61, multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CAD$4.76. This provision survived the expiration of the agreements (as at December 31, 2009) until July 1, 2010. As at July 1, 2010, the Company’s common share price on the TSX was CAD$2.20, therefore no performance fee was paid.

The Company’s key personnel are members of the Board of Directors and six members of senior management. Key personnel remuneration includes the following expenses:

	2011	2010
	$	$
Short-term employee benefits:
Salaries including bonuses and post-employment benefits	3,553	3,021
Short-term director benefits:
Director and committee fees and post-employment benefits	575	622
Share-based payments for employees and directors	679	706

Total remuneration	4,807	4,349

20 — COMMITMENTS AND CONTINGENCIES

Commitments Under Operating Leases

For the year ended December 31, 2011 the expense in respect of operating leases was $3.8 million ($3.6 million in 2010). As at December 31, 2011, the Company had commitments aggregating to approximately $6.1 million through the year 2015 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are $2.6 million in 2012, $2.3 million in 2013, $0.9 million in 2014, $0.3 million in 2015 and $0.0 million 2016 and thereafter. The 2012 minimum lease payment is offset by a sublease of the Langley, Ontario facility of $0.1 million.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

20 — COMMITMENTS AND CONTINGENCIES (Continued)

Contingent Loss

In 2009, the Company filed a lawsuit against Inspired Technologies, Inc. (“ITI”). ITI then filed a counterclaim against the Company, with both parties alleging breach of contract in connection with a Supply Agreement and certain confidentiality agreements (collectively the “Claim”). The confidentiality and Supply Agreements (the “Agreements”) involved the Company’s production and supply of certain products to ITI. The Company filed two summary judgment motions. On July 14, 2010, the Court entered an order granting the Company’s summary judgment rendering a decision as a matter of law based upon what the Court considered undisputed facts that all of ITI’s claims relating to trademark infringement and false advertising were insufficient. With respect to the Company’s request for summary judgment on the issue of breach of the Agreements, the Court on its own motion ruled on September 13, 2010 that the licensing by ITI of its technology to another manufacturer did not violate the Agreements and ordered that the position of the parties be reversed and positioned the Company as the Defendant. On September 29, 2010, a jury in the US District Court for the Middle District of Florida made a determination that the Company had breached certain obligations under the Agreements. Accordingly, the jury rendered a verdict that ITI should be awarded damages in the approximate amount of $13.2 million.

Following the verdict the Company filed several post-trial motions with the 11th Circuit Court of Appeals, as the Company firmly believed that ITI’s allegations were unfounded, that there was no competent evidence to justify and support the damages, and that the damages were unsupportable as a matter of law. Consequently, on December 20, 2010, the US District Court for the Middle District of Florida granted the Company’s post trial motion and reduced the amount of the judgment previously awarded from $13.2 million to $3.0 million.

On January 5, 2011, ITI filed a notice stating that it had chosen a new trial on damages. On January 6, 2011, the Court set February 9, 2011 as the date for a new trial and a trial was held on the issue of damages. On February 11, 2011 the jury returned a verdict against the Company in the amount of $0.7 million.

The Company’s management concluded that although the Claim could result in an adverse consequence to the Company, as at December 31, 2010, the amount of the contingent loss could not be reasonably estimated. In making its assessment, the Company’s management considered, among others, (i) the nature and merits of the Claim, the appeal and the results of the new trail, (ii) the current procedural status of the Claim, and (iii) the Company’s past experience in similar situations. Accordingly, no amount was recorded in connection with this contingent loss as at December 31, 2010.

The Company posted a bond in the amount of $13.2 million which stayed the execution of the judgment during the appeal process. The bond earned interest, in favour of the Company, at the State Street Bank SSgA Prime Money Market Fund rate, less 40 basis points. The court retained the discretion to increase or decrease the amount of the required bond based on the results of the post-trial motions. Subsequent to the new trial, the bond was adjusted by the Court. As of March 10, 2011, the amount of the bond was reduced to $1.0 million, which includes $0.7 million of damages and $0.3 million of anticipated legal fees and pre-judgment interest.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

20 — COMMITMENTS AND CONTINGENCIES (Continued)

As at December 31, 2010 the bond remained at $13.2 million. The bond’s funds remained restricted to either party until the ultimate resolution of the appeal and the related Claim. As at December 31, 2010 the Company had reported the bond on its consolidated balance sheet as restricted cash in the amount $5.2 million. The additional $8.0 million were posted by the Company in the form of a letter of credit as described in Note 13.

On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million.

On May 19, 2011 the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation. The amount is included in the Selling, general and administrative expenses caption on the accompanying statement of consolidated earnings (loss).

The Company is party to other claims and lawsuits in the normal course of business, which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material effect on the Company’s financial results and position, and accordingly, no amounts have been recorded as at December 31, 2011.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

As at December 31, 2011, December 31, 2010 and January 1, 2010, the classification of financial instruments, excluding derivative financial instruments designated as part of an effective hedging relationship, as well as their carrying amounts and respective fair values are as follows:

	December 31, 2011
	Carrying amount
	Loans and receivables	Other liabilities	Fair value
	$	$	$
Financial assets
Cash and cash equivalents	4,345	—	4,345
Restricted cash	—	—	—
Trade receivables	82,622	—	82,622
Other receivables (1)	2,283	—	2,283
Loan to an officer (2)	91	—	91

Total	89,341	—	89,341

Financial liabilities
Accounts payable and accrued liabilities	—	73,998	73,998
Provisions	—	3,925	3,925
Senior Subordinated Notes	—	116,794	113,441
Other long-term debt	—	77,495	77,495

Total	—	272,212	268,859

(1)	Consists primarily of supplier rebates receivable
(2)	Included in Other assets on the Consolidated Balance Sheets

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS (Continued)

	December 31, 2010
	Carrying amount
	Loans and receivables	Other liabilities	Fair value
	$	$	$
Financial assets
Cash and cash equivalents	3,968	—	3,968
Restricted cash	5,183	—	5,183
Trade receivables	86,516	—	86,516
Other receivables (1)	2,136	—	2,136
Loan to an officer (2)	108	—	108

Total	97,911	—	97,911

Financial liabilities
Accounts payable and accrued liabilities	—	82,252	82,252
Provisions	—	4,776	4,776
Senior Subordinated Notes	—	116,169	98,521
Other long-term debt	—	103,524	103,524

Total	—	306,721	289,073

	January 1, 2010
	Carrying amount

	Loans and receivables	Other liabilities	Fair value

	$	$	$
Financial assets
Cash and cash equivalents	3,671	—	3,671
Restricted cash	—	—	—
Trade receivables	74,161	—	74,161
Other receivables (1)	1,744	—	1,744
Loan to an officer (2)	108	—	108

Total	79,684	—	79,684

Financial liabilities
Accounts payable and accrued liabilities	—	66,034	66,034
Provisions	—	3,524	3,524
Senior Subordinated Notes	—	115,600	98,521
Other long-term debt	—	99,571	99,571

Total	—	284,729	267,650

(1)	Consists primarily of supplier rebates receivable
(2)	Included in Other assets on the Consolidated Balance Sheets

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS (Continued)

The Company’s interest rate swap agreement expired on September 22, 2011 (carrying amount and fair value was a liability amounting to $0.9 as at December 31, 2010). The Company’s forward foreign exchange rate contracts carrying amounts and fair values were a liability amounting to $13,000 as at December 31, 2011, (an asset of $1.3 million as at December 31, 2010).

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

•

The fair value of trade receivables, other receivables, excluding income, sales and other taxes, and accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods;

•	The fair value of the Senior Subordinated Notes has been determined based on available quoted market prices;

•	The fair value of other long-term debt, mainly bearing interest at variable rates, including primarily the Company’s ABL, is closely approximated by their carrying amounts.

•

The fair value of the interest rate swap agreements and the forward foreign exchange rate contracts are estimated using a valuation technique that maximizes the use of observable market inputs, including exchange rates and interest rates as a listed market price is not available.

The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and that it is consistent with accepted economic methods for pricing financial instruments.

Income and expenses relating to financial assets and liabilities are as follows:

	Interest income
	2011	2010
	$	$
Cash and cash equivalents	269	54

	Bad debt expense (recovery)
	2011	2010
	$	$
Trade receivables	677	318

	Interest expense calculated using
	the effective interest rate method
	2011	2010
	$	$
Long-term debt	15,635	15,619

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS (Continued)

As at December 31, 2011, December 31, 2010 and January 1, 2010, the financial instruments presented at fair value on the Company’s consolidated balance sheet by level of the fair value hierarchy are as follows:

	December 31, 2011
	Level 1	Level 2	Total
	$	$	$
Financial liabilities
Forward foreign exchange rate contracts	—	13	13

	December 31, 2010
	Level 1	Level 2	Total
	$	$	$
Financial assets
Forward foreign exchange rate contracts	—	1,270	1,270

Financial liabilities
Interest rate swap agreements	—	898	898

	January 1, 2010
	Level 1	Level 2	Total
	$	$	$
Financial assets
Forward foreign exchange rate contracts	—	1,438	1,438

Financial liabilities
Interest rate swap agreements	—	1,548	1,548

Hierarchy of financial instruments

The Company categorizes its financial instruments, measured at fair value in the consolidated balance sheet, including its financial assets, financial liabilities and derivative financial instruments, into a three-level fair value measurement hierarchy as follows:

Level 1: The fair value is determined directly by reference to unadjusted quoted prices in active markets for identical assets and liabilities. The financial assets included in this level are cash and cash equivalents and restricted cash.

Level 2: The fair value is estimated using a valuation technique based on observable market data, either directly or indirectly. This level includes the Company’s derivative financial instruments composed of its interest rate swap agreements and forward foreign exchange rate contracts, which are valued using a pricing model supported by market inputs.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS (Continued)

Level 3: The fair value is estimated using a valuation technique based on unobservable data. As at December 31, 2011, the Company does not have any financial assets, financial liabilities or derivative financial instruments, which should be included in this level.

Exchange Risk

The Company is exposed to exchange risk due to cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, and long-term debt dominated in a currency other than the functional currency of the operating unit incurring the cost or earning the revenues, primarily the Canadian dollar and the Euro. As at December 31, 2011 and 2010 financial assets and liabilities in foreign currency, translated into US dollars at the closing rate, are as follows:

	2011		2010
	Canadian		Canadian
	dollar	Euro	dollar	Euro
	USD$	USD$	USD$	USD$
Cash and cash equivalents	663	1,669	810	2,119
Trade receivables	8,322	5,113	9,677	4,954

	8,985	6,782	10,487	7,073

Accounts payable and accrued liabilities	8,244	2,060	10,104	2,653
Provisions	3,054	259	3,867	133
Long-term debt	33	4,563	—	5,407

	11,331	6,882	13,971	8,193

Net Exposure	(2,346)	(100)	(3,484)	(1,120)

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the US dollar, and the related impact on other comprehensive income (loss). For a 10% weakening of the Canadian dollar and the Euro, against the US dollar, there would be an equal and opposite impact on other comprehensive income (loss). As at December 31, 2011 and 2010 everything else being equal, a 10% strengthening of the Canadian dollar and Euro, against the US dollar, would result as follows:

	2011		2010
	Canadian		Canadian
	dollar	Euro	dollar	Euro
	USD$	USD$	USD$	USD$
Increase in other comprehensive income (loss)	8,247	1,366	8,764	1,527

Similar fluctuations in the Canadian dollar and the Euro, against the US dollar, would not materially impact the Company’s consolidated earnings for the year. Accordingly, a sensitivity analysis has not been provided.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS (Continued)

In 2011, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 9 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$10.0 million beginning in July 2011 through March 2012, at fixed exchange rates ranging from CAD$1.0564 to CAD$1.0568 to the US dollar and a series of five monthly forward foreign exchange rate contracts to purchase an aggregate CAD$10.0 million beginning in March 2012 through July 2012, at fixed exchange rates ranging from CAD$0.9463 to CAD$0.9466 to the US dollar. These forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

In 2010, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 8 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$10.0 million beginning in January 2011, at fixed exchange rates ranging from CAD$1.0260 to CAD$1.0318 to the US dollar; a series of 6 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$13.5 million beginning in August 2011, at fixed exchange rates ranging from CAD$1.0173 to CAD$1.0223 to the US dollar; and a series of 13 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$20.0 million beginning in June 2010, at fixed exchange rates ranging from CAD$1.0610 to CAD$1.0636 to the US dollar. These forward foreign exchange rate contracts mitigated foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

Finally, in 2010, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate USD$2.0 million beginning in July 2010, at fixed exchange rates ranging from USD$1.1870 to USD$1.1923 to the Euro. These forward foreign exchange rate contracts comply with management’s foreign exchange risk policy whereby these forward foreign exchange rate contracts will mitigate the foreign exchange rate risk associated with the Company’s translation of foreign generated Euro denominated net earnings. However, these forward foreign exchange rate contracts do not comply with the requirements for hedge accounting and thus have not been designated as such.

The details and conditions of the forward foreign exchange rate contracts and related anticipated inventory purchases are as follows as at December 31, 2011 and 2010:

Execution and Settlement

During the year ended December 31, 2011, one of the Company’s US foreign operations (the “Subsidiary”) purchased an aggregate of CAD$76.9 million (USD$77.8 million) (CAD$82.8 million (USD$80.6 million) in 2010) of inventories. Included in this amount is approximately CAD$26.5 million (USD$26.8 million) (CAD$30.8 million (USD$29.9 million) in 2010) of inventory purchases previously designated as part of a hedging relationship using forward foreign exchange rate contracts (the “Contracts”). These Contracts, used to reduce the exposure related to the Subsidiary’s “anticipated” inventory purchases during the period of January through December 2011. All inventories purchased and subject to the hedging relationship pursuant to these Contracts were sold as at December 31, 2011.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS (Continued)

For the year ended December 31, 2011, the cumulative change in these settled Contracts’ fair value was recognized in the consolidated earnings under the caption “Cost of sales” in the amount of $1.7 million, ($1.5 million in 2010). The cumulative change in the Contracts’ fair value was recognized in consolidated earnings as a result of the following:

•	The Contracts have been settled; and

•	The hedging item (the Contracts) is recognized in consolidated earnings at the same period the hedged item (the inventories) is recognized in consolidated earnings.

Discontinuance of Hedging Relationships

During the year ended December 31, 2011, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of seven forward foreign exchange rate contracts (four forward foreign exchange rate contracts in 2010) (collectively the “Terminated Contracts”). These Terminated Contracts represent the Company’s hedged inventory purchases and related accounts payable during the months of March, June, July, August and September 2011 (June and September 2010). All inventory purchases covered under these contracts were sold and consequently were included in the determination of net earnings for the years ended December 31, 2011 and 2010. Accordingly, included in the Company’s consolidated earnings for the year ended December 31, 2011 are $1.0 million ($0.6 million in 2010) under the caption Cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and a loss of $0.3 million in 2011 (nil in 2010) under the caption other (income) expense, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate the designation of these specific hedging relationships.

Interest Rate Risk

The Company’s fixed rate senior subordinated notes, and mortgage loans are exposed to a risk of change in fair value due to changes in the underlying interest rates. The Company does not currently hold any derivative financial instruments to mitigate this risk.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate ABL. To mitigate this risk, the Company entered into an interest rate swap agreement (the “Agreement”), designated as a cash flow hedge which expired on September 22, 2011. The terms of this Agreement were as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Agreement matured in September 2011	40,000,000	Monthly	3.35

As at December 31, 2010, the effective interest rate on the remaining $40.0 million hedged portion was 5.35% and the effective interest rate on the excess was 2.38%.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS (Continued)

As at December 31, 2011, the impact on the Company’s consolidated earnings of a 1.0% increase in interest rates, assuming all other variables remained equal, would be a decrease of approximately $0.7 million (a decrease of $0.5 million in 2010). Other comprehensive income (loss) would not materially change as a result of a similar shift in interest rates and consequently, no sensitivity analysis is provided.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, trade receivables, other receivables, namely supplier rebates receivable, and derivative financial instruments.

Cash and cash equivalents

Credit risk associated with cash and cash equivalents is substantially mitigated by ensuring that these financial assets are placed with major financial institutions that have been accorded investment grade ratings by a primary rating agency and qualify as credit worthy counterparties. The Company performs an ongoing review and evaluation of the possible changes in the status and credit worthiness of its counterparties.

Derivative Financial Instruments

Credit risk related to derivative financial instruments is adequately controlled, as the Company enters into such agreements solely with large American financial institutions having suitable credit ratings and who demonstrate sufficient liquidity. The credit risk, which the Company is exposed to in respect of derivative financial instruments, is limited to the replacement costs of contracts at market prices and when these agreements result in a receivable from the financial institution in the event of a counterparty default.

Trade Receivables

Credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the credit worthiness of its customers. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained, consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS (Continued)

The following table presents an analysis of the age of trade receivables and related balance as at:

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Current	74,558	78,087	65,359
1 – 30 days past due	6,100	6,476	8,294
31 – 60 days past due	1,244	1,058	341
61 – 90 days past due	99	209	223
Over 91 days past due	2,840	2,339	1,141

	84,841	88,169	75,358
Allowance for doubtful accounts	(2,219)	(1,653)	(1,197)

Balance	82,622	86,516	74,161

The Company makes estimates and assumptions in the process of determining an adequate allowance for doubtful accounts. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes-off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is primarily calculated on a specific-identification of trade receivable accounts.

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as at and for the year ended December 31:

	2011	2010
	$	$
Balance, beginning of year	1,653	1,197
Additions	676	461
Write-offs	(97)	—
Foreign exchange	(13)	(5)

Balance, end of year	2,219	1,653

Other Receivables

Credit risk associated with other receivables primarily relates to supplier rebates receivable. This risk is limited considering the Company’s diversified counterparties and geography.

As at December 31, 2011 and 2010, no single vendor accounted for over 5% of the Company’s total current assets. The Company does not believe it is subject to any significant concentration of credit risk.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its long-term debt, accounts payable and accrued liabilities, and derivative financial instruments (liabilities). The Company finances its operations through a combination of cash flows from operations and borrowings under its ABL.

Liquidity risk management serves to maintain a sufficient amount of cash and cash equivalents and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfil its obligations for the foreseeable future.

The following maturity analysis for derivatives and non-derivative financial liabilities is based on the remaining contractual maturities as at the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.

The maturity analysis for non-derivative financial liabilities is as follows as at December 31:

	2011
	Other long- term loans	Finance lease liabilities	Accounts payable and accrued liabilities	Total
	$	$	$	$
Current maturity	2,640	507	73,998	77,145
2013	67,382	550	—	67,932
2014	119,441	473	—	119,914
2015	71	450	—	521
2016	75	404	—	479
2017 and thereafter	1,291	3,674	—	4,965

	190,900	6,058	73,998	270,956

	2010
	Other long- term loans	Finance lease liabilities	Accounts payable and accrued liabilities	Total
	$	$	$	$
Current maturity	2,353	484	82,252	85,089
2012	2,410	401	—	2,811
2013	90,357	383	—	90,740
2014	116,806	384	—	117,190
2015	256	382	—	638
2016 and thereafter	1,422	4,055	—	5,477

	213,604	6,089	82,252	301,945

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS (Continued)

The maturity analysis for derivatives financial liabilities includes only the maturities essential for an understanding of the timing of the cash flows. In connection with the Company’s derivative financial liabilities requiring settlement on a net basis, undiscounted net cash flows are presented.

The maturity analysis for derivative financial liabilities is as follows as at December 31:

	2011
	Less than 6 months	6 months to 1 year	Greater than 1 year	Total
	$	$	$	$
Forward foreign exchange rate contracts	(30)	17	—	(13)
Interest rate swap agreements	—	—	—	—

	(30)	17	—	(13)

	2010
	Less than 6 months	6 months to 1 year	Greater than 1 year	Total
	$	$	$	$
Forward foreign exchange rate contracts	—	—	—	—
Interest rate swap agreements	582	316	—	898

	582	316	—	898

As at December 31, 2011, the Company’s unused availability under the ABL and available cash and cash equivalents on hand amounted to $58.9 million ($43.0 million in 2010).

Price Risk

The Company’s price risk arises from changes in its oil-derived raw material prices, which are significantly influenced by the fluctuating underlying crude oil markets. The Company’s objectives in managing its price risk are threefold: i) to protect its financial result for the period from significant fluctuations in raw material costs, ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets and iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS (Continued)

As at December 31, 2011, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in a decrease in earnings of $38.9 million (a decrease in earnings of $35.9 million in 2010). A similar decrease of 10% will have the opposite impact. No material impact is expected on other comprehensive income (loss) and accordingly, no sensitivity analysis is provided.

Capital Management

The Company’s primary objectives when managing capital are i) to provide adequate return to its shareholders, ii) minimize, to the extent possible, the risks associated with its shareholders’ investment in the Company, iii) safeguard the Company’s ability to continue as a going concern and iv) provide financial capacity and flexibility to meet strategic objectives and growth.

The capital structure of the Company consists of cash and cash equivalents, debt and shareholders’ equity. A summary of the Company’s capital structure is as follows as at December 31:

	2011	2010
	$	$
Cash and cash equivalents	4,345	3,968
Debt	194,289	219,693
Shareholders’ equity	137,178	144,085

The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will accordingly develop a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of common shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt.

In meeting its principal objective to provide adequate return to its shareholders, the Company undertakes measures to maintain and grow its adjusted EBITDA over the years. Such measures include the introduction of new products and penetration into new markets and market niches.

The Company monitors its capital by reviewing its credit ratings as determined by independent agencies and evaluating various financial metrics. These metrics, which are provided to and used by the Company’s key management personnel in their decision making process, consisted of the following for the trailing twelve months ended December 31:

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

21 — FINANCIAL INSTRUMENTS (Continued)

	2011	2010
	$	$
Adjusted EBITDA	63,144	41,896
Interest expense	15,361	15,670
Debt	194,289	219,693

Internal financial ratios
Debt to Adjusted EBITDA	3.08	5.24
Adjusted EBITDA to interest expense	4.11	2.67

Debt represents the Company’s long-term and related current portion borrowings. The Company defines EDITDA as net earnings (loss) before (i) income taxes (recovery); (ii) interest and other (income) expense; (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangibles assets and deferred charges; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) write-down on assets classified as held-for-sale; and (v) other items as disclosed. Interest expense is defined as the total interest expense incurred net of any interest income earned during the year.

22 — FIRST TIME ADOPTION OF IFRS

The Company’s date of transition to IFRS was January 1, 2010 (the “Transition Date”). The Company’s IFRS accounting policies presented in Note 2 have been applied in preparing the consolidated financial statements for the years ended December 31, 2011, the comparative information and the opening consolidated balance sheet as at the Transition Date.

These statements being the Company’s first financial statements prepared in compliance with IFRS, the Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards, in preparing these first IFRS consolidated financial statements. The effects of the transition to IFRS on Shareholders’ equity, comprehensive loss and reported cash flows already established are presented in tables in this section and are further explained in the notes that accompany the tables.

22.1 Exceptions and Elections upon Initial Adoption

Set forth below are the IFRS 1 applicable optional exemptions and mandatory exceptions from full retrospective application that were applied by the Company in the conversion from pre-change Canadian GAAP (“Previous GAAP”) to IFRS. Those adopted by the Company are set out below:

IFRS Optional Exemptions

Business Combinations

IFRS 1 permits a first-time adopter to apply IFRS 3, Business Combinations, retrospectively or prospectively from the Transition Date, or an earlier date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company has elected not to apply IFRS 3 retrospectively to business combinations that occurred prior to its Transition Date and, accordingly, such business combinations have not been restated.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

Employee Benefits

IFRS 1 permits a first-time adopter to recognize all cumulative actuarial gains and losses deferred under Previous GAAP in opening deficit at the Transition Date. The Company elected to recognize all cumulative actuarial gains and losses that existed at its Transition Date in opening deficit for all of its employee benefit plans. IFRS 1 also permits a first-time adopter to disclose historical information regarding the surplus of deficit in the plans and annual experience adjustments prospectively from the date of transition. The Company elected to disclose such information on a prospective basis from the Transition Date.

Share-Based Payments

IFRS 1, encourages, but does not require application of IFRS 2, Share-based Payments to equity instruments granted on or before November 7, 2002, and to any equity instruments granted after November 7, 2002 that had vested by the Transition Date. The Company elected to avail itself of the exemption and applied IFRS 2 only to those equity instruments granted after November 7, 2002 that had not vested by the Transition Date.

Currency Translation Differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a foreign operation was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. The Company elected to reset all cumulative translation gains and losses to zero in opening deficit at the Transition Date.

Borrowing Costs

IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all qualifying assets. The related IFRS 1 exemption allows the application of IAS 23 on qualifying assets to which the commencement date for capitalization is on or after the Transition Date, or at an earlier date selected by the Company. The Company elected to prospectively apply the provisions of IAS 23 for qualifying assets whose commencement date for capitalization is on or subsequent to the Transition Date. Borrowing costs incurred prior to January 1, 2010 were written off in opening deficit at the Transition Date.

Changes in Existing Decommissioning, Restoration and Similar Liabilities Included in the Cost of Property, Plant and Equipment

For changes in existing decommissioning, restoration and similar liabilities that occurred before the Transition Date, IFRS 1 provides the option to not comply with the requirements of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. The Company elected to not retrospectively recognize year by year changes to liabilities under IFRIC 1 that occurred prior to the Transition Date.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

Therefore, the Company measured the obligation as of the Transition Date in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount that would have been included in the cost of the related asset when the liability first arose and calculated the accumulated depreciation on that amount, as at the Transition Date to IFRS, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Company in accordance with IFRS.

IFRS Mandatory Exceptions

Set forth below are the applicable IFRS 1 exceptions applied in the conversion from Previous GAAP to IFRS.

Hedge Accounting

Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, Financial Instruments: Recognition and Measurement, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of its Transition Date are reflected as hedges in the Company’s results under IFRS. Any derivatives not meeting the IAS 39 criteria for hedge accounting were fair valued and recorded in the balance sheet as non-hedging derivative financial instruments.

Estimates

The estimates established by the Company in accordance with IFRS at the Transition Date to IFRS are consistent with estimates made for the same date in accordance with Previous GAAP, after adjustments to reflect any difference in applicable accounting principles.

Financial Instruments

The Company early adopted the modified exception, which applies for annual periods beginning on or after July 1, 2011, whereby the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement, are applied prospectively for transactions occurring on or after the Transition Date. No adjustments resulted from this application.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

22.2 Reconciliations of Previous GAAP to IFRS

Shareholders’ equity as at the Transition Date and as at December 31, 2010 can be reconciled to the amounts reported under Previous GAAP as follows:

Reconciliation of Shareholders’ Equity

	December 31, 2010	January 1, 2010
As at	$	$
Shareholders’ equity under Previous GAAP	186,834	237,803

Increases (decreases) in Shareholders’ Equity reported in accordance with Previous GAAP, as a result of the following differences between Previous GAAP and IFRS:
Property, plant and equipment — impact of componentization, additional depreciation and derecognition of borrowing costs not consistent with IFRS (note 22.3.1)	(9,854)	(10,231)
Property, plant and equipment — additional impairment taken on transition as a result of using discounted cash flows when calculating value in use (note 22.3.4)	(8,849)	(14,254)
Intangible assets — additional impairment taken on transition as a result of using discounted cash flows when calculating value in use (note 22.3.4)	—	(1,334)
Decomissioning provision — impact of eliminating discounting on the provision, as the effect of the time value of money is not material, net of the impact on the related Property, plant and equipment (note 22.3.7)	(224)	(101)
Defined benefit plans — impact of recognizing cumulative actuarial gains and losses and vested past service costs and other adjustments at transition, and of thereafter recognizing actuarial gains and losses in other comprehensive income rather than in earnings (note 22.3.2)	(26,281)	(24,779)
Income taxes — Income tax impact of above adjustments and income tax specific adjustments as a result of the transition to IFRS (note 22.4)	2,459	2,919

Shareholders’ equity under IFRS	144,085	190,023

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

Consolidated net loss for the year ended December 31, 2010 can be reconciled to the amounts reported under Previous GAAP as follows:

Reconciliation of Net Loss

December 31, 2010
For the year ended	$
Net loss under Previous GAAP	(56,445)

Increases (decreases) in net loss reported in accordance with Previous GAAP, as a result of the following differences between Previous GAAP and IFRS:
Property, plant and equipment — impact of componentization, additional depreciation and derecognition of borrowing costs not consistent with IFRS (note 22.3.1)	376
Property, plant and equipment — impact of additional impairment taken on transition as a result of using discounted cash flows when calculating value in use and related impact on depreciation (note 22.3.4)	5,398
Intangible assets impairment — impact of additional impairment taken on transition as a result of using discounted cash flows when calculating value in use and related impact on depreciation (note 22.3.4)	1,334
Decommissioning provision — impact on financing costs and depreciation of eliminating discounting on the provision, as the effect of the time value of money is not material (note 22.3.7)	(123)
Defined Benefit Plans — impact of recognizing cumulative actuarial gains and losses and vested past service costs and other adjustments at transition, and of thereafter recognizing actuarial gains and losses in other comprehensive income rather than in earnings (note 22.3.2)	1,667
Stock based compensation	195
Income Taxes — impact of adjustments	(1,378)
Foreign exchange impacts included in adjustments above	427

Net loss under IFRS	(48,549)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

Consolidated comprehensive loss for the year ended December 31, 2010 can be reconciled to the amounts reported under Previous GAAP as follows:

Reconciliation of Consolidated Comprehensive Income (Loss)

December 31, 2010
For the year ended	$
Consolidated comprehensive income (loss) under Previous GAAP	(51,938)
Adjustment to net loss due to IFRS	7,896
Defined Benefit Plans — net impact of recognizing actuarial gains and losses, and changes in the minimum funding liability in other comprehensive income rather than in earnings (net of income taxes of $768, nil and nil) (note 22.3.2)	(2,091)
Cumulative translation adjustment	(579)

Consolidated comprehensive income (loss) under IFRS	(46,712)

22.3 Changes in Accounting Policies

In addition to the exemptions and exceptions discussed in the preceding text, the following narratives explain the significant differences between the Previous GAAP, and the current IFRS policies applied by the Company.

22.3.1 Property, Plant and Equipment

At the Transition Date, a number of adjustments were made to Property, plant and equipment.

Componentization

Previous GAAP — Component accounting was generally required but had not always been implemented to the extent expected under IFRS. Most significant parts were depreciated separately, but some were depreciated with their main components using the weighted-average useful life of the asset as a whole.

IFRS — Each part of Property, plant and equipment that has a cost which is significant in relation to the asset, and whose useful life is different than that of the asset, must be depreciated separately from the asset. At the Transition Date, the Company reassessed the entries in its property, plant and equipment sub-ledger and identified a number of significant parts of assets that had different useful lives than the main component and which had previously been depreciated using the weighted-average useful life of the asset as a whole. These components were separated and accumulated depreciation was then recalculated retrospectively.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

Depreciation on idle assets

Previous GAAP — Depreciation ceased when assets were no longer in service.

IFRS — Depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated. Under IFRS, depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale), and the date that the asset is derecognized.

Borrowing costs

Previous GAAP — Borrowing costs on major projects were capitalized.

IFRS — Capitalization of borrowing costs is required on all qualified assets that require an extended period of preparation before they are usable or saleable. Although the Company has capitalized borrowing costs for several years under Previous GAAP, this was not always done consistently in a manner compliant with IAS 23, Borrowing Costs. Upon transition, the Company used the exemption available under IFRS 1 and decided to derecognize previously capitalized borrowing costs.

The impact of these above-mentioned changes is summarized as follows:

December 31, 2010
For the year ended	$
Consolidated earnings (loss)
Increase (decrease) in depreciation
Impact on depreciation of subdividing certain assets into components and recalculating accumulated depreciation based on specific useful lives and calculating depreciation on buildings no longer in service and no longer subject to depreciation under Previous GAAP	188
Impact of capitalizing borrowing costs on projects that started subsequent to the Transition Date to IFRS rather than on all ongoing projects for Previous GAAP	188

Adjustment to consolidated earnings (loss) before income taxes	376

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

	December 31, 2010	January 1, 2010
	$	$
Consolidated balance sheets

Increase (decrease) in Property, plant and equipment
Impact of subdividing certain assets into components and recalculating accumulated depreciation based on specific useful lives and of calculating depreciation on buildings no longer in service and no longer subject to depreciation under Previous GAAP	(4,194)	(4,383)
Impact of capitalizing borrowing costs on projects that started subsequent to the Transition Date to IFRS rather than on all ongoing projects for Previous GAAP	(5,660)	(5,848)

Decrease in shareholders’ equity	(9,854)	(10,231)

22.3.2 Employee Future Benefits

At the Transition Date, a number of adjustments were made to the pension and post-retirement balances. First, the Company elected to recognize, in opening deficit, all cumulative actuarial gains and losses that existed at the Transition Date for all of its employee benefit plans. Then it was necessary to recognize all vested unamortized past service costs as well as the unamortized transition adjustment arising from changes in Previous GAAP. Finally, adjustments were made to limit the amount of the asset in accordance with IAS 19, Employee Benefits and also to recognize the minimum funding requirements in accordance with IFRIC 14, IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Actuarial Gains and Losses

Previous GAAP — Actuarial gains and losses that arose in calculating the present value of the defined benefit obligation and the fair value of plan assets were recognized on a systematic and consistent basis, subject to a minimum required amortization based on a “corridor” approach.

The “corridor” was 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value of plan assets at the beginning of the year. This excess of actuarial gains or losses over this 10% corridor was amortized as a component of pension expense on a straight-line basis over the expected average service lives of active participants. Actuarial gains and losses below the 10% corridor were deferred.

IFRS — The Company has elected to recognize all actuarial gains and losses immediately in Other comprehensive income without recycling to earnings in subsequent periods. As a result, actuarial gains and losses are recognized directly in Other comprehensive income and deficit at the end of each period.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

Defined Benefit Asset

Previous GAAP — When a defined benefit plan gave rise to a defined benefit asset, a valuation allowance was recognized for any excess of the adjusted benefit asset over the expected future benefit. The defined benefit asset was presented in the statement of financial position net of the valuation allowance. A change in the valuation allowance was recognized in earnings or loss for the period in which the change occurred.

IFRS — IFRS limits the recognition of the defined benefit asset under certain circumstances to the amount that is recoverable. Since the Company has elected to recognize all actuarial gains and loss in Other comprehensive income, changes in the limit (asset ceiling) of the defined benefit asset are recognized in Other comprehensive income in the period in which the changes occurred.

Minimum Funding Liability

Previous GAAP — Generally, there is no requirement to record the liability with respect to minimum funding requirements.

IFRS — An entity must record an additional liability equivalent to the minimum funding requirements for the defined benefit plans if it does not have an unconditional right to the surplus. The changes in this liability are recognized in Other comprehensive income in the period in which the changes occurred.

Curtailment gains

Previous GAAP — For a defined benefit plan, an entity recognized a curtailment gain in earnings only when the event giving rise to a curtailment has occurred.

IFRS — Gains or losses on the curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. Under IFRS, a curtailment occurs when an entity either is demonstrably committed to make a significant reduction in the number of employees covered by a plan or when it amends the terms of a defined benefit plan so that a significant element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

The impact of these changes is summarized as follows:

For the year ended	December 31, 2010
$
Consolidated earnings (loss)

Decrease in employee benefit expense
Impact of no longer using the corridor method — current year amortization of actuarial gains (losses)	1,858
Impact of having recognized vested past service costs at the Transition Date	(615)
Impact of having recognized transition adjustments related to the adoption of Previous GAAP	(2)
Impact of curtailment gains recognized earlier than under Previous GAAP	426

Adjustment to consolidated earnings (loss) before income taxes	1,667

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

For the year ended	December 31, 2010
$
Other comprehensive income
Impact of recognizing actuarial gains or losses immediately through other comprehensive income	(3,930)
Impact of recognizing the variation in the limits of the defined benefit assets or of recording additional liabilities related to minimum funding requirements in other comprehensive income	1,071

Adjustments before income taxes	(2,859)
Income tax impact	768

Net impact on the statement of consolidated comprehensive income (loss)	(2,091)

	December 31, 2010	January 1, 2010
	$	$
Consolidated balance sheets
(Increase) decrease in pension and post-retirement benefits — liability
Impact of recognizing unamortized actuarial losses	(21,728)	(19,622)
Impact of recognizing unamortized vested past service costs	(2,645)	(2,030)
Impact of having recognized unamortized gain related to the adoption of IFRS	81	79
Curtailment gain	560	131
Impact of recognizing additional liabilities related to minimum funding requirements	(2,266)	(3,337)
Impact of foreign exchange gains (losses)	(283)	—

Increase (decrease) in shareholders’ equity	(26,281)	(24,779)

22.3.3 Stock Based Compensation

The Company has elected to apply IFRS 2, Share-based Payments, only to stock options and grants that were granted after November 7, 2002 and remain unvested at the Transition Date.

Recognition of Expense

Previous GAAP — For grants of stock-based awards with graded vesting, the total fair value of the award was recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS — Each tranche in an award with graded vesting is accounted for as a separate grant with a different vesting date and fair value. This change resulted in a change in Contributed surplus and Deficit of $668 and $863 as at December 31, 2010 and January 1, 2010, respectively.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

Forfeitures

Previous GAAP — Forfeitures of awards were recognized as they occurred.

IFRS — An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Forfeiture estimates are recognized in the period in which they are made, and are revised for actual forfeitures in subsequent periods. The adoption of this standard did not result in any adjustment at the Transition Date.

The impact of these changes is summarized as follows:

For the year ended	December 31, 2010
$
Consolidated earnings (loss)
Increase (decrease) in employee benefit expense
Impact of calculating share-based payments using a grading approach rather than a straight-line approach	195

Adjustment to consolidated earnings (loss) before income taxes	195

22.3.4 Impairments

Impairment tests were performed at the Transition Date and subsequently on property, plant and equipment and on intangible assets with finite useful lives. The impairment testing for these types of assets follows a common process.

Asset Groups

Previous GAAP — A recoverability test on property, plant and equipment and intangible assets was performed on an individual asset or an asset group basis depending on whether the related asset had identifiable cash flows that were largely independent from the cash flows of other assets and liabilities.

IFRS — An impairment test is performed on an individual asset, unless the asset does not generate cash flows that are largely independent of those from other assets or groups of assets. If this is the case, the recoverable amount is determined for the cash-generating unit to which the asset belongs. All impairment testing was performed using cash-generated units as none of the assets involved generate cash flows independently. The difference in the notions of group of assets under Previous GAAP and cash-generating unit under IFRS did not result in any adjustment at the Transition Date.

Discounting

Previous GAAP — A recoverability test was performed by first comparing the carrying amount of each asset group subject to impairment testing to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of those groups of assets. If the sum of the undiscounted expected cash flows were greater than the carrying amount of the asset group, no further action was required. If the undiscounted cash flow was less than the carrying value of the asset group, an impairment loss was calculated as the excess of the asset group’s carrying amount over its fair value.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

IFRS — An impairment loss is calculated as the excess of the carrying amount of a cash generating unit over its recoverable amount, where the recoverable amount is defined as the higher of the cash generating unit’s fair value less costs to sell and its value-in-use. The value-in-use is the present value of the future cash flows expected to be derived from the cash-generating unit. The obligatory use of the present value rather than the sum of undiscounted cash flows resulted in an adjustment at the Transition Date.

Reversals

Previous GAAP — The reversal of any previous impairment charge is prohibited.

IFRS — A reversal of an impairment loss for property, plant and equipment and intangible assets shall be recognized immediately in earnings.

The impact of these changes is summarized as follows:

For the year ended	December 31, 2010
$
Consolidated earnings (loss)
Impact on depreciation of recognizing additional impairments at the Transition Date based on the use of discounted cash flows to calculate value-in-use
Decrease in depreciation related to property, plant and equipment	5,398
Decrease in depreciation related to intangible assets	1,334

Adjustment to consolidated earnings (loss) before income taxes	6,732

	December 31, 2010	January 1, 2010
	$	$
Consolidated balance sheets
Impact of recognizing additional impairments at the Transition Date based on the use of discounted cash flows to calculate value-in-use
Decrease in property, plant & equipment	(8,849)	(14,254)
Decrease in intangible assets	—	(1,334)

Net decrease in shareholders’ equity	(8,849)	(15,588)

22.3.5 Income Taxes

Investment Tax Credits

Previous GAAP — Unused investment tax credits were accounted for as Other Assets.

IFRS — The Company has determined that it would be appropriate to account for investment tax credits in accordance with IAS 12, Income Taxes. Consequently, at the Transition Date, unused investment tax credits in the amount of $6.3 million were reclassified to Deferred Tax Assets from Other Assets.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

Income Tax Effect of Other Reconciling Differences between Previous GAAP and IFRS as at January 1, 2010

The table below outlines the deferred tax effect of the transition adjustments between Previous GAAP and IFRS.

	Previous GAAP	Deferred tax impact of other transition adjustments	Reclassification of valuation allowances	Reclassification from other assets	IFRS
	$	$	$	$	$
Deferred tax assets
Trade and other receivables	335	—	—	—	335
Inventories	779	—	—	—	779
Property, plant and equipment	12,001	1,299	(451)	—	12,849
Accounts payable and accrued liabilities	1,725	—	(79)	—	1,646
Tax credits, losses carry-forwards and other tax deductions	101,128	(5,805)	(23,612)	—	71,711
Investment tax credits	—	—	—	6,291	6,291
Pension and post-retirement	676	943	—	—	1,619
Goodwill	11,373	2	—	—	11,375
Other	1,545	—	(491)	—	1,054
Valuation allowance	(24,633)	—	24,633	—	—

Total deferred tax assets	104,929	(3,561)	—	6,291	107,659

Deferred tax liabilities
Property, plant and equipment	48,658	(5,805)	—	—	42,853
Pension and post-retirement benefits	675	(675)	—	—	—

Total deferred tax liabilities	49,333	(6,480)	—	—	42,853

Net deferred tax asset	55,596	2,919	—	6,291	64,806

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

For the year ended	December 31, 2010
$
Consolidated earnings (loss)
Increase in income tax expense	(1,378)

Adjustment to income taxes	(1,378)

	December 31, 2010	January 1, 2010
	$	$
Consolidated balance sheets
Deferred tax assets
Impact of accounting adjustments as a result of conversion to IFRS recognized in Net loss	1,691	2,919
Impact of accounting adjustments as a result of conversion to IFRS recognized in Other comprehensive income	768	—

Net decrease in deficit	2,459	2,919

22.3.6 Foreign Currency Translation Adjustment

As noted in the section entitled “IFRS Exemption Options,” the Company has applied the one-time exemption to set the foreign currency cumulative translation adjustment to zero as of the Transition Date. The cumulative translation adjustment balance as of January 1, 2010 of $51.2 million related to its net investments in subsidiaries was recognized as an adjustment to its opening deficit. The application of the exemption had no impact on total Shareholders’ equity.

22.3.7 Restoration Provisions and Related Property, Plant and Equipment

The amount of the related Property, plant and equipment was revalued as permitted by an exemption available under IFRS 1, however, since the effect of the time value of money was not material, the Company concluded that the related discounting was not required in applying the exemption under IFRS 1, with respect to IFRIC 1. There was no impact on transition resulting from the revaluation other than the reversal of the discounting effect.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

For the year ended	December 31, 2010
$
Consolidated earnings (loss)
Finance costs
Impact of no longer discounting the decommissioning provision	(369)
Depreciation
Impact on depreciation after applying changes in restoration provision in accordance with the IFRS 1 exemption related to the application of IFRIC 1	246

Adjustment to consolidated earnings (loss) before income taxes	(123)

	December 31, 2010	January 1, 2010
	$	$
Consolidated balance sheets
Restoration provision
Impact of using a discount rate determined differently under IFRS than under Previous GAAP	(626)	(258)
Property, plant and equipment
Impact of applying changes in restoration provision in accordance with the IFRS 1 exemption related to IFRIC 1	402	157

Increase in deficit	(224)	(101)

22.4 Presentation Reclassifications

The following reclassification adjustments have been recorded as of the Transition Date:

•	Deferred Tax — Under IFRS, deferred tax assets and liabilities are classified as non-current, whereas under Previous GAAP, deferred taxes were reported based on current and non-current components.

•	Provisions — Under IFRS, amounts identified as provisions are presented on a distinct line, whereas under Previous GAAP they were included in accounts payable and accrued liabilities.

•

Debt issue expenses — Under IFRS, transaction costs related to a loan that was drawn down are accounted for using the effective interest method and presented net of related debt liability. Under Previous GAAP, the unamortized portion of the debt issue costs is presented in Other assets.

•

Cash and restricted cash — Under IFRS, for measurement purposes, cash and restricted cash are classified as loans and receivables in accordance with the criteria in IAS 39, Financial Instruments: Recognition and Measurement. Given the nature of the items involved, this change in classification had no impact on measurement or presentation.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

•

Parts and supplies — A number of parts and supplies that were major components to be used as replacements of significant components of property, plant and equipment, were reclassified as property, plant and equipment.

The impact of these reclassification entries, as well as the differences between IFRS and Previous GAAP described in the preceding text, are summarized in the following tables.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Balance Sheets as at January 1, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
ASSETS	$	$	$	$	ASSETS
Current assets					Current assets
Cash	3,671	—	—	3,671	Cash and cash equivalents
Trade receivables	74,161	—	—	74,161	Trade receivables
Other receivables	3,052	—	—	3,052	Other receivables
Inventories	79,001	—	—	79,001	Inventories
Parts and supplies	15,203	—	(1,236)	13,967	Parts and supplies
Prepaid expenses	3,693	—	—	3,693	Prepaid expenses
Derivative financial instruments	1,438	—	—	1,438	Derivative financial instruments
Assets held-for-sale	149	—	(149)	—
Future income taxes	11,860	—	(11,860)	—

	192,228	—	(13,245)	178,983
Property, plant and equipment	274,470	(24,328)	1,236	251,378	Property, plant and equipment
			149	149	Assets held-for-sale
Other assets	21,869	(9,710)	(8,716)	3,443	Other assets
Intangible assets	3,550	(1,334)	—	2,216	Intangible assets
Future income taxes	43,736	9,210	11,860	64,806	Deferred tax assets

	535,853	(26,162)	(8,716)	500,975	Total Assets

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	68,228	—	(2,194)	66,034	Accounts payable and accrued liabilities
			2,194	2,194	Provisions
Installments on long-term debt	1,721	—	—	1,721	Installments on long-term debt

	69,949	—	—	69,949
Long-term debt	215,281	—	(1,831)	213,450	Long-term debt
Pension and post-retirement benefits	10,200	21,360	(6,885)	24,675	Pension and post-retirement benefits
Derivative financial instruments	1,548	—	—	1,548	Derivative financial instruments
Other liabilities	1,072	—	(1,072)	—
		258	1,072	1,330	Provisions

	298,050	21,618	(8,716)	310,952

SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ EQUITY
Capital stock	348,143	—	—	348,143	Capital stock
Contributed surplus	14,161	863	—	15,024	Contributed surplus
Deficit	(174,909)	(48,643)	51,165	(172,387)	Deficit
Accumulated other comprehensive income (loss)	50,408	—	(51,165)	(757)	Accumulated other comprehensive income (loss)

	237,803	(47,780)	—	190,023

	535,853	(26,162)	(8,716)	500,975	Total Liabilities and Shareholders’ Equity

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

Cash flows

The Company’s first time adoption of IFRS did not have a significant impact on the total operating, investing or financing cash flows.

Presentation differences: Consolidated Earnings (Loss) for the year ended December 31, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Sales	720,516	—	—	720,516	Revenue
Cost of sales	640,906	(4,712)	—	636,194	Cost of sales

Gross profit	79,610	4,712	—	84,322	Gross profit
Selling, general and administrative expenses	72,477	57	768	73,302	Selling, general and administrative expenses
Stock-based compensation expense	964	(196)	(768)	—
Research and development expenses	6,252	—	—	6,252	Research expenses

	79,693	(139)	—	79,554

	(83)	4,851	—	4,768	Operating profit (loss) before manufacturing facility closures, restructuring and other charges
Manufacturing facility closures, restructuring and other charges	8,089	(4,555)	—	3,534	Manufacturing facility closures, restructuring and other charges

	(8,172)	9,406	—	1,234	Operating profit
Financial expenses					Finance Costs
Interest	15,538	132	—	15,670	Interest
Other	880	—	—	880	Other expense

	16,418	132	—	16,550

Earnings (loss) before income taxes	(24,590)	9,274	—	(15,316)	Earnings (loss) before income taxes (recovery)
Income taxes (recovery)					Income taxes (recovery)
Current	(10)			(10)	Current
Future	31,865	1,378	—	33,243	Deferred

	31,855	1,378	—	33,233

Net loss	(56,445)	7,896	—	(48,549)	Net loss

Loss per share					Loss per share
Basic	(0.96)			(0.82)	Basic

Diluted	(0.96)			(0.82)	Diluted

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Comprehensive Income (Loss) for the Year ended December 31, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Net loss	(56,445)	7,896	—	(48,549)	Net loss

Other comprehensive income (loss)					Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil)	(599)	—	—	(599)	Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income taxes of nil)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil)	1,249	—	—	1,249	Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of income taxes of nil)	1,828	—	—	1,828	Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of income taxes of nil)
Settlements of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil)	(869)	—	—	(869)	Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil)	(616)	—	—	(616)

Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil)

Changes in accumulated currency translation adjustments	3,514	(579)	—	2,935	Changes in cumulative translation differences
		(2,091)	—	(2,091)	Actuarial gains or losses and change in asset ceiling and minimum funding requirements on defined benefit plans (net of tax benefit of $768)

Other comprehensive income (loss)	4,507	(2,670)	—	1,837	Other comprehensive income (loss)

Comprehensive income (loss) for the year	(51,938)	5,226	—	(46,712)	Comprehensive income (loss) for the year

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

22 — FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Balance Sheets as at December 31, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
ASSETS	$	$	$	$	ASSETS
Current assets					Current assets
Cash	3,968	—	—	3,968	Cash and cash equivalents
Restricted cash	5,183	—	—	5,183	Restricted cash
Trade receivables	86,516	—	—	86,516	Trade receivables
Other receivables	4,270	—	—	4,270	Other receivables
Inventories	92,629	—	—	92,629	Inventories
Parts and supplies	15,130	—	(1,197)	13,933	Parts and supplies
Prepaid expenses	4,586	—	—	4,586	Prepaid expenses
Derivative financial instruments	1,270	—	—	1,270	Derivative financial instruments
Assets held-for-sale	671	—	(671)	—
Future income taxes	1,765	—	(1,765)	—

	215,988	—	(3,633)	212,355
Property, plant and equipment	241,445	(18,307)	1,197	224,335	Property, plant and equipment
Assets held-for-sale			671	671	Assets held-for-sale
Other assets	23,185	(10,483)	(9,719)	2,983	Other assets
Intangible assets	2,344	—	—	2,344	Intangible assets
Future income taxes	23,143	9,018	1,765	33,926	Deferred tax assets

	506,105	(19,772)	(9,719)	476,614	Total Assets

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	85,145	—	(2,893)	82,252	Accounts payable and accrued liabilities
			2,893	2,893	Provisions
Installments on long-term debt	2,837	—	—	2,837	Installments on long-term debt

	87,982	—	—	87,982
Long-term debt	218,177	—	(1,321)	216,856	Long-term debt
Pension and post-retirement benefits	10,728	22,350	(8,398)	24,680	Pension and post-retirement benefits
Derivative financial instruments	898	—	—	898	Derivative financial instruments
Other liabilities	1,486	—	(1,256)	230	Other liabilities
		627	1,256	1,883	Provisions

	319,271	22,977	(9,719)	332,529

SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ EQUITY
Capital stock	348,148	—	—	348,148	Capital stock
Contributed surplus	15,125	668	—	15,793	Contributed surplus
Deficit	(231,354)	(42,838)	51,165	(223,027)	Deficit
Accumulated other comprehensive income	54,915	(579)	(51,165)	3,171	Accumulated other comprehensive income

	186,834	(42,749)	—	144,085

	506,105	(19,772)	(9,719)	476,614	Total Liabilities and Shareholders’ Equity

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

23 — POST REPORTING EVENTS

On February 1, 2012 the Company entered into an amendment to the ABL extending its maturity date to February 2017 from March 2013. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing senior subordinated notes) if such notes have not been retired or if other conditions have not been met. Under the amendment, the pricing grid of the extended ABL ranges from 1.75% to 2.25%.